AKARCA GOLD-SILVER PROJECT
TECHNICAL REPORT

Bursa, Turkey
Latitude: 39º 56’8’’North
Longitude: 28º 26’37” East

Effective Date: November 1, 2011

John E. Dreier, Ph.D., C.P.G.
Exploration, Development and Mining Inc.
Golden, Colorado

and

Mesut Soylu, Ph.D., C.P.G.
Eurasian Minerals Inc.
Ankara, Turkey

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LIST OF FIGURES

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LIST OF TABLES

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LIST OF PLATES

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1.0	SUMMARY

This report was prepared in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) on behalf of Eurasian Minerals Inc. (“Eurasian” or “EMX”) for the Akarca gold-silver property, located in Bursa province, Turkey. The purpose of the report is to provide a technical assessment of exploration results dating from EMX’s initial discovery of mineralization at Akarca, through completion of the 2011 drill program, and to propose future work programs to advance this property of merit. Gold-silver mineralization was discovered by Eurasian in 2006, and exploration licenses granted on open ground that had undergone very limited, pre-modern, mining-related activity. The Akarca property is covered by one exploitation license (#20064048) and a second license (#200610847) that is currently in the process of being converted from exploration to exploitation status. These two licenses cover a combined area of 3901.31 hectares.

Since December 23, 2008 the property has been under option to a wholly owned subsidiary of Centerra Gold Inc. (“Centerra”). The licenses are held in AES Madencilik Ltd. Sti. (“AES”), a company incorporated under the laws of Turkey for the purposes of the option and subsequent joint venture (the “AES JV”) and which is jointly owned by Centerra and Eurasian. Centerra has exclusive rights to maintain a 50% shareholding interest in AES and the Akarca property, by funding US $5 million in Phase One exploration expenditures over 4 years (current expenditures total approximately US $4.4 million), and paying EMX US $1 million within 30 days of the initial earn-in. Centerra can increase its interest to 70% by funding a further US $5 million of exploration within two years of earning its initial 50% shareholding interest in AES.

At the request of Mr. David M. Cole, CEO, President and Director of Eurasian, John E. Dreier, CPG, (the independent “author” responsible for the contents of the current report), was commissioned in July, 2011 to update EMX’s previous NI 43-101 report for the Akarca project. The previous report, with an effective date of October 1, 2008, was authored by Dr. Mesut Soylu, CPG, EMX’s Business Unit Manager for Turkey (the non-independent “co-author” of the current report). This current report substantially updates the earlier technical report with three years of further exploration work on the property.

There have been no previous licenses granted on the property, and there are no other agreements, back-in rights or other encumbrances that the property is subject to. Initially Eurasian, and since 2008 the AES JV, have kept the Akarca licenses in good standing according to the requirements of Turkish mining law. Access, infrastructure and available workforce are adequate to support the development of a mineral deposit at Akarca.

Akarca occurs in the Western Pontides tectonic belt of western Anatolia, where deformation and magmatism occurred from the Cretaceous to the Neogene. Late Miocene extension created numerous fault-bounded basins, including the sedimentary basin that hosts the Akarca deposit. The geology at Akarca is dominated by Neogene-aged basin-fill sedimentary units, with local intercalations of tuffaceous rocks, that unconformably overlie Paleozoic schists and re-crystallized limestones. These rock sequences are cut by multiple zones of structurally controlled, low sulfidation epithermal (“LSE”) veining, silicification, and associated gold-silver mineralization.

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The Akarca property covers six primary mineralized zones within a district-scale area of 6 by 1.5 kilometers. EMX and the AES JV have conducted surface sampling, geologic mapping, geophysical surveys, and drill campaigns that have characterized the target areas with: a) 2,293 soil samples, b) 2,500 rocks samples of various types (i.e., channel, grab, float, etc.), c) four induced polarization (“IP”) surveys, d) 61 core holes totaling over 7,600 meters, and e) 11 reverse circulation (“RC”) holes totaling approximately 1,400 meters. The property geology, for the most part, is concealed beneath a thin veneer of soil and vegetation, with exposures principally occurring as discontinuous outcrops of veins and silicified zones, or in drainages or road cuts. As a result, the soil geochemistry and IP-resistivity surveys have been instrumental in broadly outlining areas of gold-silver mineralization and buried vein targets. Within the target areas, outcrop mapping, rock sampling, and drilling have delineated the LSE vein systems and structurally controlled corridors of silicification along strike and down dip.

The known mineralized zones are oriented northeast-southwest and northwest-southeast, reflecting extension and horst and graben creation of the sedimentary basins hosting the mineralization. The vein systems range from approximately 100 to over 400 meters in length on the surface. The vein widths typically vary from 0.5 to 15 meters, and locally are in excess of 75 meters as constituted by brecciated and silicified zones in addition to the quartz veins. Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. Gold and silver grades in the mineralized zones range from greater than 0.2 parts per million of gold (“ppm Au”) and geochemically anomalous silver (“Ag”) to over 10 ppm Ag, with locally higher grades of greater than 10 ppm Au and/or greater than 100 ppm Ag. The vein targets have only been tested to shallow depths of 30 to 110 meters below the surface. The mineralized zones are to a large extent oxidized to a relatively consistent 80 to 100 meters below the surface. A summary of exploration results for the six principal target areas is given below:

The Kucukhugla Tepe zone, located in the south of the Central Target area, is defined as a northwest trending 100 meter wide corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Over 78% of 627 rock samples assayed greater than 0.2 ppm gold, and more than 32% exceeded 10 ppm silver. There are multiple high-grade surface samples greater than 10.0 ppm gold (n=34), and 100 ppm silver (n=43). Significant mineralization was intersected in 16 out of 20 holes along 600 meters of strike length, including an intercept of 63.7 meters (51-54m true width) averaging 1.54 ppm gold and 14.53 ppm silver.

The Hugla Tepe zone occurs in the middle of the Central Target area, and is outlined as a 650 by 350 meter gold- in-soil anomaly (i.e., > 0.1 ppm Au) with IP-resistivity targets. The northeast trending vein zone can be followed at the surface for about 400 meters and is up to 7 to 8 meters thick. Hugla Tepe is relatively low grade, with a median grade of 0.29 ppm gold from 267 rock samples. Significant mineralization was intersected in 20 out of 21 holes along 650 meters of strike length, delineating oxide gold-silver mineralization to depths of approximately 80-100 meters.

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The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter northeast trending corridor of anomalous gold- and silver-in-soil geochemistry, veining, wall-rock silicification, and IP- resistivity anomalies. The median grades from 195 rock samples are relatively high at 1.14 ppm gold and 13 ppm silver, with high-grade maximums of 31 ppm gold and 322 ppm silver. Drilling has delineated 350 by 140 meters of the zone, including an intercept of 15.4 meters (10m true width) averaging 1.96 ppm gold and 15.95 ppm silver.

Sarikaya Tepe, located west of the Central Target area, is a 500 by 75 meter zone of surface exposed quartz veining and silicification coincident with a steep north-northwest trending topographic high. Three core holes delineated approximately 200 meters of strike length, and include a near surface intercept of 14.2 meters averaging 4.61 ppm gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 ppm gold and 16.08 ppm silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 ppm gold and 45.75 ppm silver, and 5.8 meters averaging 10.00 ppm gold and 4.16 ppm silver.

Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold- silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The veins range from 35 to 205 meters in strike length, and from 1 to 16 meters in width. The Arap Tepe vein zones host high-grade surface samples, including Zone A with rock chip sample results of 19.55 ppm gold, and Zone B with channel sample results including 54.8 ppm gold and 24.7 ppm silver over 0.7 meters. Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP-resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Drill results include 11 out of 13 holes with significant intercepts, including 55.4 meters averaging 3.10 ppm gold from Zone A, which has 250 meters of drilled strike length.

The Percem Tepe prospect, located north of Arap Tepe, is an 800 meter long northwest trend of oxide gold-silver mineralization, silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. Drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other, including an intercept of 102.2 meters (66 – 86m true width) averaging 0.57 ppm gold and 5.50 ppm silver.

Eurasian and the AES JV have adhered to Best Practice guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) for the surface exploration and drilling programs. The surface and drill samples taken are representative of the altered and gold-silver mineralized material. Independent data verification by the independent author (Dreier) included sampling during the Akarca core review, field checks of drill collars, field checks of geologic mapping, and drill database assay verification in the office. Review of EMX’s assay quality assurance (“QA”) results for drill and surface samples confirmed that all quality control (“QC”) tests were passed for standard, blank, and duplicate samples. The independent data verification work confirmed that the EMX and the AES JV exploration results are representative and reproducible.

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Exploration results from the EMX and AES JV programs have established Akarca as a property of merit, with zones of higher grade vein and lower grade bulk tonnage gold-silver mineralization that have district-scale exploration potential. Overall, Akarca has only been tested to relatively shallow depths, especially when considering the evidence for a shallow depth of erosion, and the vertical ranges typical for the low sulfidation styles of vein mineralization. Basement-hosted structures present excellent exploration targets at depth for follow-up. All of the vein zones drill tested to date remain open down dip as well as along strike. There are also a significant number of IP-resistivity targets that remain untested that provide further upside exploration potential on the property. There are no significant risks that affect the reliability or confidence in the exploration information used as a basis for this report.

A 12 month exploration program is recommended that totals approximately US $4.5 million, and includes a) 10,000 meters of core drilling, b) trenching and channel sampling programs to extend the gold-silver zones along strike and identify parallel zones at surface, c) extension and in-fill of the soils grids, d) additional geologic mapping to complete a 1:10,000 scale compilation for the entire property, e) additional IP surveys and a gravity survey, f) early-stage metallurgical testing, and g) initiation of an environmental impact assessment (“EIA”) study. The surface sampling, geologic mapping, and geophysical surveys will further define the mineralized zones at surface, and may result in the identification and discovery of new target zones. The recommended drilling will support a) definition of the mineralized zones along strike and down-dip, b) exploration for basement-hosted gold-silver mineralization, and c) testing concealed targets identified by IP-resistivity. As the Akarca property advances toward resource definition, it is important to establish the metallurgical properties of the mineralized material with a modest program that includes bottle roll and other tests. Finally, as a requirement to keep the licenses in good standing, it is critical to continue with ongoing environmental monitoring, and to initiate the required EIA study.

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2.0	INTRODUCTION

2.1	Purpose and Terms of Reference

This report was prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”) on behalf of Eurasian Minerals Inc. (“Eurasian” or “EMX”) for the Akarca gold-silver property, located in Bursa province, Turkey (Figure 2.1) . The purpose of the report is to provide a technical assessment of EMX’s exploration results dating from initial discovery of Akarca in 2006 through completion of the 2011 drill program, and to propose future work programs to advance this property of merit.

At the request of Mr. David M. Cole, CEO, President and Director of Eurasian (TSX Venture: EMX), John E. Dreier, an independent C.P.G., (the independent “author” responsible for the contents of the current report), was commissioned in July, 2011 to update EMX’s NI 43-101 Technical Report for the Akarca project. That report, with an effective date of October 1, 2008, was authored by Dr. Mesut Soylu, C.P.G., EMX’s Business Unit Manager for Turkey (the non-independent “co-author” of the current report). This report, with an effective date of November 1, 2011, substantially updates the previous technical report with three years of further work on the property, including: a) results from EMX’s exploration work programs, b) changes to land status, and c) the formation of a joint venture with Centerra Gold Inc. (known as the “AES JV”). EMX’s and the AES JV’s work is ongoing as of the time of this report.

The intention of this report is to satisfy, in part, the requirements for listing Eurasian’s common shares on the Toronto Stock Exchange. Eurasian is currently a Tier I issuer on the TSX Venture Exchange and its common shares trade under the symbol “EMX”. At EMX’s request, the scope of the report includes the following:

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  Compile and review all exploration and technical data related to the property current up to the November 1, 2011 effective date of the report.

  Conduct a field review of the Akarca property and review the drill core stored on site. This review is to include the collection of independent check samples.

  Independently update and expand on the previous NI 43-101 Akarca technical report in accordance with current NI 43-101 and CIM Best Practices reporting guidelines.

  Provide interpretations and conclusions based upon data and field reviews, an opinion on the merits of the property, and work recommendations for further exploration assessment of the property over a one year period.

2.2	Sources of Information

This report is based on technical data and other information provided by EMX. Eurasian provided open access to all the records in its possession, in the opinion of the responsible author (Dreier), to enable a proper technical assessment of the Akarca property. EMX has warranted to the responsible author (Dreier) that full disclosure has been made of all material information and that, to the best of EMX’s knowledge and understanding, such information is complete, accurate and true. Regardless, readers of this report must appreciate that there is an inherent risk of error in the acquisition, compilation and interpretation of mineral exploration data.

Additional relevant material was acquired independently by the authors from a variety of sources. The references at the end of this report lists the sources consulted. This material was used to expand on the information provided by EMX and, where appropriate, confirm or provide alternative assumptions to those made by Eurasian.

In summary, the principal sources of information used for this report include:

  Soylu’s 2008 NI 43-101 technical report,

  Public disclosures made by EMX,

  A series of digital data files of various types representing EMX’s exploration database compilations for the Akarca property,

  Internal technical summaries and reports written by various EMX personnel, as well as outside consultants,

  Various other EMX source documents, email correspondence, and verbal communications with EMX personnel,

  Government reports, and published technical and scientific literature in the public domain.

The true nature of any body of mineralization is never known until the last tonne of “ore” has been mined out, by which time exploration has long since ceased. Exploration information relies on interpretation of a relatively small statistical sample of the deposit being studied; thus a variety of interpretations may be possible from the fragmentary data available. As a result, the reader should note that the statements and diagrams in this report are based on the best information available at the time, but may not necessarily be absolutely correct. Such statements and diagrams are subject to change or refinement as on-going exploration makes new data available, or new research alters prevailing geological concepts. Within this context, appraisal of all the information mentioned above forms the basis for this report.

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2.3	Personal Inspections

The independent author (i.e. Dreier) spent five days performing a field review of the Akarca project from July 31 to August 4, 2011, and one day, July 27, 2011 at EMX’s Littleton, Colorado office performing data reviews. An additional three weeks were spent in the author’s Colorado office compiling, reviewing, and interpreting exploration reports and data for the project. The co-author (i.e, Soylu), as an EMX in-country exploration manager, has cumulatively spent multiple man-months at the project site since 2006.

2.4	Units and Currency

All units of weight and measurement in this report are metric. Units of currency are in US dollars, unless otherwise specified.

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3.0	RELIANCE ON OTHER EXPERTS

The opinions expressed in this report are based on information supplied by Eurasian. The authors have exercised all due care in reviewing and compiling the supplied information, including an extensive review of the technical data for the Akarca property. The accuracy of the results, and conclusions from this review, rely on the accuracy of the supplied data. The independent author (Dreier) responsible for this report has relied on this information and has no reason to believe that any material facts have been withheld, or that a more detailed analysis may reveal additional material information. Technical reports, maps and data produced by EMX are of a reliable and relevant nature, and are supported by the responsible author’s property review. However, the independent author does not accept responsibility for any errors or omissions in the supplied information, and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

The title to, and status of, the Akarca property was researched and an opinion provided on November 1, 2011 by SRK Danismanlik (“SRKD”), the Turkish subsidiary of international consulting group SRK International. From this review, the Akarca exploitation license #20064048 is in good standing and all operating permits have been obtained, or applied for, and have materially been complied with by EMX and the AES JV. Also from this review, exploration license #200610847 has been kept in good standing since issuance November 1, 2006, and as required by Turkish mining law, is now being converted to exploitation status after a maximum five year exploration period. SRKD has also conducted two water quality studies on the Akarca property, which are discussed in Section 4.2.2 of this technical report. The authors have relied on SRKD’s water quality monitoring reports to establish the water quality baseline for the project area.

The authors are not qualified to provide comment on legal issues, including status of land tenure or environmental compliance associated with the property referred to in this report. Assessment of these aspects has relied on SKRD’s reports. This current report has been prepared with the understanding that the property is, or will be, lawfully accessible for exploration, development, mining and processing, and this understanding is based on information provided by EMX, especially the opinion given by SRKD. The terms of the agreement with Centerra is taken from a copy of the “Option and Shareholders Agreement” dated December 23, 2008 between Centerra and Eurasian and provided by EMX.

From the foregoing paragraph the independent author offers no opinion: a) as to the validity of the mineral title claimed and the description of the property, b) on the environmental status of the property, c) on whether the necessary permits are in place to carry out exploration and exploitation on the property, and d) on the legal status of the option agreement.

This report’s authors hereby acknowledges EMX’s team for assistance with field review, core sampling, GIS and database technical support, and report preparation.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Akarca project is located in the Anatolia region, Bursa province, western Turkey. The property is approximately 450 kilometers west of Ankara, the capital city of Turkey, 70 kilometers southwest of Bursa, a major industrial city and namesake of the province, and 200 kilometers northeast of Izmir, the largest population center in western Turkey (refer to Figure 2.1) . Geographic coordinates for the approximate center of the property are 39º56’8’’north latitude, and 28º26’37” east longitude. This corresponds to UTM zone 35, European datum (1950) coordinates of 4,421,420 meters north and 624,370 meters east.

AES Madencilik Ltd. Sti. (“AES”) a Turkish subsidiary company of Eurasian and Centerra (see Section 3.3 for discussion), holds one exploitation license (#20060448), and is in the process of converting a second license (#200610847) from exploration to exploitation status. These two licenses total 3,901.31 hectares in area (Table 4.1), and contain all mineralized zones identified to date by EMX’s and the AES JV’s exploration. The property boundaries (Appendix 1) were established upon filing applications for the licenses, on open ground, and as granted by the government (Figure 4.2) .

Table 4.1: Akarca Property Licenses.
License No	Access No	Map Sheet	Hectares
20064048	3103533	I20-b2	2000.00
200610847	3122175	I20-b2/I21-a1	1901.31

4.2	Licenses, Permits, and Environmental

4.2.1	Exploration Licenses and Ownership

The AES JV controls 100% of the exploration and exploitation rights to the Akarca property. There have been no previous exploration licenses granted on the property. Accordingly, there are no previous agreements, back-in rights or other encumbrances to which the property is subject. The areas of exploration interest are entirely within licenses #20064048 and #200610847. Five adjacent licenses had also been acquired by EMX in 2006 (Soylu, 2008), but they were dropped due to a lack of alteration or mineralization after field review.

Exploration license applications are submitted to the Turkish Mining Department by filing the coordinates of the tract of land sought, and paying an application fee of $834 (note: all USD amounts are approximate as they have been converted from Turkish lira). A maximum 2,000 hectares may be covered by one application, and Eurasian’s two licenses are at, or below this limit. After a one to three month review process by the government, the applicant obtains all unclaimed rights within the application area and pays a nominal fee of $3.35 per hectare plus an annual fee of $335. The official government license documents are included as Appendix 1.

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Exploration licenses for base and precious metals issued by the Turkish government were valid for an initial period of three years when Eurasian originally filed for the Akarca licenses in 2006. This period could be extended for an additional two years if requested, and contingent on the applicant having filing the required exploration reports. Periodic reports were required during all phases of exploration activity, and EMX filed all required reports on time and according to specification. An exploration license extension could be requested at the end of the third year, and was usually granted as a matter of administrative protocol. Eurasian kept the Akarca licenses in good standing according to the requirements of Turkish mining law, and extended the licenses at the end of the initial three year period (Table 4.2) for the additional two years. Eurasian and the AES JV paid all fees for Akarca in January, 2011, which keeps the licenses current until the end of the year.

The co-author (Soylu) notes that Turkish mining law was changed in June 2010, and the exploration period was extended to seven years for new licenses. However, Eurasian’s licenses were filed under the pre-2010 mining law, and as a consequence, were held to the maximum five year time period.

An exploration license can be converted to an exploitation license (i.e., mining or operation license) any time there is a defined resource according to Turkish mining law specifications, or after five years (now seven years under the 2010 revisions) if an exploration license extension is granted. A nominal application fee of $834, and fee of $20.1 per hectare are required, with an annual renewal fee of $2,012 (co-author Soylu’s note: the cited 2011 fees and deposits are as of the year 2011, with a conversion rate of 1.75 TL per US $1 assumed). Production or on-going development are generally required to maintain the exploitation license in good standing, but the production requirement is minimal (a few tonnes of “ore” per year). Annual reports are required. If little or no production occurs within the authorized original period, additional extensions may be denied. On-going production or the discovery of additional “reserves” generally allows extension of the license at any time. Failure to maintain, progress or extend exploitation licenses causes them to become invalid and subject to auction at the end of their respective authorized time periods.

The AES JV submitted to convert license #20064048 to exploitation status at the end of the five year exploration period in May, 2011. Exploitation status was granted by the Directorate of Mining Affairs on October 20, 2011 for a period of ten years. The five year exploration period for license #200610847 came to a close on November 1, 2011, and EMX applied on October 28th to convert this license to exploitation status as well. This conversion is largely an administrative process, and it is expected that the exploitation license will be granted within a three to five month timeframe (M. Soylu, personal communication, 2011).

Table 4.2. Akarca Property License Commitments and Status.
License No	Access No	Original Filing Date	Exploitation Report Submitted	Annual Fees USD	Conversion to Exploitation Status
20064048	3103533	May 2006	May 2011	$2,012	Granted/Oct 20, 2011
200610847	3122175	Nov. 2006	October 2011	$2,012	Submitted/Oct 28, 2011

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With the granting of exploitation status, an Environmental Impact Assessment (“EIA”) and property permits (forestry, private property, etc.) must be submitted within three years from the date the exploitation license was granted. EMX and the AES JV initially commissioned SRKD for water quality, environmental status, and land use studies during the exploration phases of assessment, with reports given in November, 2010 and August, 2011. These reports will be updated with more detailed environmental and land use studies to meet the exploitation license requirements over the course of the next three years.

Current mining law stipulates a royalty of 2% on minerals produced from state-owned land, and the Akarca property is subject to this royalty assessment when it goes into production. As well, in specific cases, such as when the Turkish Geological Survey has defined a mineral deposit through drilling, there is an additional royalty due to the State. This situation does not apply to Akarca. Finally, special taxes on profits from mining may be levied, particularly if a company has received loans or grants from the State during development. This condition also does not apply to the Akarca property.

SRKD determined the land use status covered by both of EMX’s licenses, which include: a) forest, b) agricultural, c) private property, d) settlement areas, and e) roads and electricity transmission lines. Approximately 85% of the licenses fall within forest and agricultural lands, with the majority of the mineralized zones occurring specifically within forest areas. SRKD stated that from the land use types determined, and their relationship to the mineral zones that have been outlined, there are no legal or regulatory encumbrances to conducting exploration and exploitation activities, other than acquiring the necessary permits. From previous work, the permits necessary to conduct exploration on the Akarca property have been for the construction of drill roads and pads from the Forestry Department. EMX and the AES JV have acquired all necessary permits for this work, and have abided by their stipulations and commitments.

Further details on the regulations for mineral exploration and mining claims can be found at www.migem.gov.tr. EMX has followed all of these guidelines in keeping the property in good standing.

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**Figure 4.2. Akarca Property Licenses With Mineralized Prospect Areas.**

625000
630000
4425000
4420000
4415000
Melik
Karaorman
Derekadı
Döllük
Percem Tepe
Central Target Area
Sarikaya Tepe
Fula Tepe
Hugla Tepe
Arap Tepe
Kosehoroz
Kucukhugla Tepe
License No. 20064048
License No. 200610847
Yenica
Tırnava
N
0 500 1,000 2,000 Meters
Istanbul
Ankara
Akarca Project
EURASIAN MINERALS INC.
Akarca Project
License Map
EMX
November 2011
Project Areas
EMX Licenses

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4.2.2	Environmental Status and Water Quality Studies

The Akarca property has no known environmental liabilities. Eurasian contracted with SRKD, a local Turkish subsidiary of mining consulting group SRK International, to establish a water quality monitoring baseline for the property. SRKD’s monitoring activity was initiated in May 2007, and was followed up with additional studies in November 2010 and August 2011. This timeframe was prior to, and concurrent with, drilling activity. The focus of SKRD’s work was on surface and spring water resources on the property. The monitoring consisted of the field measurement of water flow rates, as well as parameters including pH, conductivity, temperature, and redox potential. In addition, water samples were collected and sent for chemical analysis at the ALS Laboratory Group’s environmental facilities in Vancouver, Canada. A total of 15 locations were monitored and sampled, including streams, seepages, springs, and water storage depot sites (Plate 4.1) .

SRKD’s water quality studies have provided a baseline from which to monitor EMX’s impact from activities on the property. The water quality was evaluated according to ambient, irrigation, and drinking water standards as defined by the Ministry of Environment and Forestry, Ministry of Health, World Health Organization (“WHO”), and European Union. Below is an excerpt from the SRKD report dated August 2011 that establishes the water quality baseline (SRK Danismanlik, 2011).

  Four samples (AY2, AY6, AY11, and AY13) indicate WPCR Inland Water Quality Criteria Class I water quality except for the NO2-N value. The NO2-N detection limit value is above the Class I limit value. AY1, AY5 and AY14 are classified as Class II, AY8 is classified as Class III and AY10 and AY12 are classified as Class IV with respect to the Inland Water Quality Criteria. AY10 and AY12, located on the Mustafakemalpasa River, have Class IV water quality due to Elevated Al and B concentrations.
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  All developed spring and water supply depot samples are of Class I water quality.

  Physical and chemical analysis of the samples indicate that except for AY6, AY8, AY10 and AY12, all surface water points, and all developed springs and water supply depots, are classified as suitable for use as potable water in respect to national drinking water criteria and WHO drinking water guidelines and physical and chemical water quality standards.

  Sampling points AY1 and AY 14, and water supply depots AD2 and AD3, have very low EC values and therefore, have no salinity hazard. The surface water monitoring points AY2, AY5 and AY13 are classified as waters with low sodium and low salinity hazard (C1S1). The remaining monitoring points including the developed springs have medium salinity and low sodium hazard (C2, S1) with respect to the irrigation water classification.

4.3	Joint Venture with Centerra

Eurasian signed an option and joint venture agreement (the “Agreement”), dated December 23, 2008, on the Akarca, Samli, and Elmali properties in Turkey (the “Properties”) with a wholly owned subsidiary of Centerra. The Properties were transferred by EMX to a limited liability company (AES Madencilik Ltd. Sti. or “AES”) incorporated under the laws of Turkey. The issued and outstanding shares are held 50% by Eurasian and its affiliates and 50% by Centerra and its affiliates. Under the Agreement, Centerra has exclusive rights to maintain the initial 50% shareholding interest, and earn an additional 20% interest (i.e., totaling 70%) in the Properties in two phases, as given by the following terms and conditions (all amounts are US dollars unless noted otherwise).

- Phase One. Centerra has the right to maintain a 50% interest by making $5,000,000 in exploration expenditures over four years as follows:

  $750,000 by the second anniversary of the Agreement (incurred).

  a further $1,500,000 by the third anniversary of the Agreement (incurred).

  a further $2,750,000 by the fourth anniversary of the Agreement (partially incurred).

As part of the Agreement, Centerra reimbursed EMX for expenditures incurred on the Properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay EMX $1,000,000 within 30 days.

- Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the Properties by spending a further $5,000,000 over two years.

Once ownership is vested in the Properties, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% net smelter return (“NSR”) royalty, which may be reduced to a 2% NSR royalty by the payment of $4,000,000 by the non-diluting party.

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If Centerra does not complete its Phase One earn-in, Centerra will convey its 50% shareholding in AES to EMX for $1.00. There is a one kilometer area of interest around the Properties.

Centerra’s combined joint venture expenditures total approximately $4.4 million towards the $5 million Phase One earn-in due by December 23, 2012. Approximately 80% of Centerra’s expenditures to date have been for the Akarca project. Centerra dropped its interest in the Samli property on March 8, 2009. Furthermore, Centerra has informed EMX that it will officially drop its interest in the Elmali property sometime in November (Soylu, personal communication). As a result, it is expected that Centerra will meet the remaining joint venture earn-in requirements entirely based upon the Akarca property.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE & PHYSIOGRAPHY

5.1	Accessibility

Access to the property from the town of Bursa is southwest on 80 kilometers of paved road, and then south 15 kilometers from the town of Mustafakemalpasa on well-maintained dirt roads (Figure 5.1) . Access from Ankara to Bursa via E90 is 385 kilometers with a driving time of about five hours. Road conditions on the property are very good throughout the year, and access is available under all climatic conditions from Bursa and Mustafakemalpasa.

5.2	Climate and Physiography

Akarca is situated on the western Anatolian Plateau, and is 50 kilometers south of the Sea of Marmara. The climate is temperate, with temperatures generally ranging from 4º C in the winter to 27º C in the summer. However, winter temperatures can drop below 0º C. The area’s physiography is gently to moderately steep, with subdued mountain ranges and valleys with elevation ranges of 50 to 820 meters above mean sea level (MSL) (Plate 5.1) . The vegetation varies from grasses in the low lying valleys, to deciduous and coniferous trees on the hills and mountains. Drill rig access to most locations on the property is possible with minor road construction and pad preparation.

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5.3	Infrastructure

The region is a sparsely populated agricultural area. The nearest airport is in Bursa, one of the largest industrial cities in Turkey. The nearest railway station is at the town of Bandirma approximately 60 kilometers to the northwest. The nearest town with services is Mustafakemalpasa, situated approximately 15 kilometers to the north. Five small villages are situated inside the license area, and between them there is a total population of approximately 650. One of these villages, Sapci, is used for Eurasian’s project office and core logging and storage facility. In addition, EMX has a second core storage facility in the village of Komurcukadi. The local work force is adequate to support the AES JV’s exploration activities, and a labor force from the surrounding region could support a mining operation.

Figure 5.1. Akarca Property Location, Access and Nearby Cities.

600000
650000
Sea of Marmara
Bandirma
Bursa
4450000
Mustafakemalpasa
Akarca
4400000
Balikesir
600000
650000
0 5 10 Kilometers
N
Akarca Project
EURASIAN MINERALS INC.
Akarca Project
Access and Location Map
EMX
November 2011
Cities and towns
Akarca Licenses

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Industrial high voltage lines cross the property, and power for larger mining operations would be available from the national grid. Light-duty electrical power is available from the villages of Komurcukadi and Sapci. Mobile phone coverage is available from Turkish cell phone providers. The water supply in the area is sufficient to support future mining operations. Areas for potential tailings storage, waste disposal, heap leach pads, and processing plants are available within the licenses for an underground mining operation, but depending on the size of an open pit operation, additional surface rights may need to be acquired, as is provided for under Turkish mining law.

6.0	HISTORY

The Akarca property appears to have undergone very limited, small-scale pre-modern mining related activity. There is one adit and associated surface diggings around the Kucukhugla Tepe vein, as well as localized surface disturbance at the Hugla Tepe vein (Plate 6.1) . However, there is no dump material around the adit or surface disturbances, suggesting that the historic mining activity was limited in scope. There is no record or evidence of any modern day exploration or mining activities previous to Eurasian’s work commencing in 2006.

Plate 6.1. Historic, Pre-Modern Adit at Kucukhugla Tepe.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geological Setting

(refer to Figure 7.1)

Turkey occurs in the Tethyan Metallogenic province, which has undergone repeated episodes of tectonism, orogeny, volcanism and island-arc formation. The Akarca property is located in the Western Pontides tectonic belt of western Anatolia, where deformation and magmatism principally occurred during the Cretaceous to Neogene Alpine orogenic event. This regional tectonism resulted in faulted and uplifted packages of Paleozoic to Upper Cretaceous rocks that were intruded by intermediate to acidic composition rocks.

Beginning in the late Miocene, regional extension was superimposed on the basement rocks previously deformed by generally north-south compression. The late Miocene extension created numerous fault-bounded basins, which hosted lakes and swamps. The Arkaca deposit is located within an irregularly-shaped Neogene sedimentary basin about 190 kilometers long east-west and 100 kilometers wide north-south, with the northern border near Bandirma and the southern margin near Sulatncayir. Basin-fill sediments include polymictic conglomerate, sandstone, limestone, siltstone, claystone, and various evaporite facies, which contain two of Turkey’s largest borate deposits, Kestelek and Sultancayir. The basin also hosts at least one geothermal system, and other similar basins, notably the Menderes and Gediz basins, host numerous others, some of which are interpreted to have reservoir temperatures of up to 250o C. Most of the geothermal reservoirs are located within basin-bounding fault zones and have linear surface expressions of steaming ground, or sinter and/or travertine terraces.

The Western Pontides geologic setting is favorable for the development of a variety of mineral deposits, including replacement, skarn, porphyry, and epithermal deposit types. The region’s most prominent precious metals mine is the Gumuskoy deposit, with reserves of 20 million tonnes at an average grade of 100 g/t silver (www.mta.gov.tr). More recent work in the region has resulted in the discovery and on-going exploration of the Efemcukuru, Kucukdere, and Akbaba gold-silver properties. The Ovac-k gold-silver deposit is a producer in the region, with many similarities to Akarca.

There are also a number of mercury and antimony deposits and occurrences in western Turkey that are associated with extensive areas of hydrothermally altered volcanic rocks. These deposits and occurrences are ‘high level’ mineralized systems that may be indicators of epithermal gold-silver systems at depth, further adding to the region’s prospectivity. The tectonic setting and volcanic associations (including abundant evidence for paleo and modern hot spring activity), alteration systems, and mineral occurrence types in western Turkey have many similarities with productive precious metal provinces found world-wide.

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7.2	Local Geological Setting

(refer to Figure 7.2)

The geology at Akarca is dominated by Neogene-aged basin fill sedimentary rocks that unconformably overlie Paleozoic schists, re-crystallized limestones and Paleocene granites. The granites are restricted to the far southwestern corner of the license area, while the other units occur throughout the property. There are multiple zones of structurally controlled gold-silver mineralization that trend both northeast-southwest and northwest-southeast. The zones consist of parallel to sub-parallel quartz veins, veinlets, and silicification. Due to dense vegetation and soil cover, outcrops are often limited to stream valleys and road cuts, making it difficult to map definite geologic boundaries.

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The basement rocks consist of meta-sediments and schists that occur in the southwest corner of the target area in license 20064048 (see Figure 4.2 for reference) and occur just off the map area in Figure 7.2. The schists vary in color from dark brown to green, and are mainly composed of quartz, mica, chlorite and amphibole, but also include lenses of carbonate rocks that may or may not have been subjected to low-grade metamorphism. Schistosity dips largely at angles of about 40-80°, with dip directions and angles varying sharply over short distances. On the MTA government regional geologic map, the metamorphic series are mapped as Paleozoic to Triassic in age, and are the oldest units in the area.

Hornfels and marbles are also observed at the southwest corner of the project area, and are developed adjacent to the granite. The marbles appear to be massive or poorly bedded, range in color from dark beige to dark gray, and are assumed to be of Permo-Triassic age (a Triassic limestone unit is exposed to the west of the project area in contact with the Paleocene granitic stock which is the northern extension of Cataldag Batholith). The intrusive is medium to coarsely crystalline, and granitic to granodioritic in composition. Near the contacts with the basement rocks and Triassic limestones, the granite is foliated and displays gneissic texture.

The Neogene sediments unconformably overly, and are in fault contact with, the basement rocks and consist primarily of polymictic conglomerates with lesser coarse sandstone, carbonaceous siltstone, claystone, tuffs, and limestone. The conglomerates range from poorly sorted, matrix-supported sediments with angular clasts, to moderately sorted clast-supported sediments with mostly round to sub-round fragments. In both end members, clasts are up to 15 cm in diameter and composed of volcanic, sedimentary, and metamorphic rocks, and quartz vein fragments. Interbedded with the conglomerates are well-bedded sandstone, siltstone, and claystone horizons. The poorly-bedded, matrix-supported conglomerates were probably deposited near the basin margin as debris flow and alluvial fan deposits, whereas the siltstone, limestone, and claystone were deposited either in topographic lows at the beginning of basin formation or in more distal locations from the basin margin at the time of their deposition. Due to extensive alluvial cover, the structural geology of the project area is poorly understood. However, limited exposures suggest shallow dips (20-40°) for bedding but no clear overall pattern has yet emerged for the trend, or trends, of the bedding.

Gold-silver mineralization is within northwest and northeast-trending, high-angle (65-80o) faults located near the southern margin of the Bandirma-Sultancayir basin and generally parallel to the basin margin. The mineralized structures at Fula Tepe and Hulga Tepe appear to dip southeast, toward the basin margin, rather than into the basin. As a result, these structures are interpreted to be antithetic to principal north-dipping basin-bounding normal faults. In contrast, the principal mineralized structures at Arap Tepe (tested by DDH AKC-40) and Sarikaya Tepe dip to the northeast, into the basin. The Sarikaya structure, which hosts a wide zone of silicification, appears to be located along an important northeast-dipping, basin-bounding normal fault.

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7.3	Mineralization

(Refer to Figures 7.3 and 7.4; Plates 7.1a -f)

EMX initially identified three primary low sulfidation vein target zones within a broad 1.2 by 1 kilometer area of anomalous gold and silver soil geochemistry that is referred to as the Akarca Central Target area. The three target zones are Kucukhugla Tepe, Hugla Tepe, and Fula Tepe, and are named after local mountain peaks (Tepe is Turkish for hill or peak). Subsequently, EMX and the AES JV identified three additional prospects (Arap Tepe, Sarikaya Tepe and Percem Tepe) outside of the Central Target area.

The vein zones strike west-northwest (Kucukhugla, Sarikaya, Arap and Percem Tepe) and east-northeast (Hugla and Fula Tepe), following the local structural fabric. The surface expression of the veins and silicified zones range from 0.5 to over 75 meters in thickness, and 100 to 400 meters in length. Gold and silver is hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. Gold and silver grades in the mineralized zones range from > 0.2 ppm Au with geochemically anomalous to over 10 ppm Ag, to locally higher grades of > 10 ppm Au and > 100 ppm Ag. From drilling, the zones of veining and silicification are continuous to vertical depths of 80 to 100 meters. The zones remain open along strike and down dip.

The most prominent quartz veins occur in sandstone-conglomerates and tuffaceous sandstones at Hugla (Buyukhugla) and Kucukhugla Tepe, Sarikaya Tepe, Percem Tepe and Arap Tepe. Elsewhere, the vein systems are less distinct, and occur as quartz veinlets in broad zones of silicified conglomerate and sandstone host rocks. Also a number of areas with dense quartz vein float probably represent vein zones sub-cropping beneath alluvium.

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**Figure 7.3. Central Target and Sarikaya Tepe Area Vein Target Zones.**

623000
624000
4423000
4422000
4421000
Sarikaya Tepe
Fula Tepe
Hugla Tepe
Kucukhugla Tepe
N
0 150 300 600 Meters
IP Resistivity Targets
Soil Samples
Rcok Samples
Project Areas
EURASIAN MINERALS INC.
Hugla Tepe, Fula Tepe, Kucukhugla Tepe and Sarikaya Tepe Project Areas
EMK
November 2011

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Figure 7.4. Arap Tepe and Percem Tepe Area Vein Target Zones.

627000
628000
629000
4423000
4422000
4421000
Percem Tepe
Arap Tepe
N
0 175 350 700 Meters
Project Areas
EMX License Outline
IP Resistivity Targets
Soil Samples
Rock Samples
EURASIAN MINERALS INC.
Arap Tepe, Percem Tepe
Project Areas
EMX
November 2011

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**Plates 7.1a-f. Vein and Silicified Zone Outcrop Examples.**

**7.1a. Kucukhugla vein.**

**7.1b Hugla vein outcrop.**

**7.1c. Fula Tepe conglomerate with quartz veinlets.**

**7.1d. Sarikaya Tepe conglomerate with quartz vein outcrop.**

**7.1e. Arap Tepe vein outcrop in Zone – E.**

**7.1f. Fula Tepe vein outcrop.**

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8.0	DEPOSIT TYPES

The Akarca property is a low-sulfidation epithermal precious metals deposit (Figure 8.1) . This class of epithermal deposit is dominated by gold and silver that may be present in bonanza grades. Low sulfidation deposits are distinguished on the basis of ore mineralogy, alteration assemblages and especially, quartz vein textures and form at relatively low temperatures (< 220°C) and shallow depths (< 250 m). Low-sulfidation precious metals deposits contain pyrite (typically < 1-2%), or the low-temperature variant marcasite, +/- trace to minor amounts of sphalerite, galena, chalcopyrite, silver sulfides and sulfosalts, arsenopyrite and rare pyrrhotite (Sillitoe et al., 2002). Gold may occur as electrum, is closely associated with pyrite, and is often present in bands of botryoidal quartz or chalcedony. Most low sulfidation deposits, including Akarca and a large proportion of the world’s vein deposits, are associated with bimodal volcanic suites that form in extensional tectonic settings.

Figure 8.1. Generalized Low Sulfidation Deposit Model (modified from Buchanan, 1981; Sillitoe, 1993).

Paleosurface
Kaolinite ± Alunite ± Native S - Opaline Silica (steam heated alteration)
Water Table
Chalcedony Blanket
Hot Spring
Sinter Terrace
Smectite/mixed-layer Clay ± Chlorite
Sericite/Illite ± Epidote
Chlorite-Calcite ± Epidote
Disseminated Ore
Vein Ore
Permeable Lithology
Chlorite-Calcite ± Epidote
50-100
Meters
0
50-100

Akarca hosts the alteration, mineralization and vein textures characteristic of the low sulfidation deposit type. Mineralization occurs as both structurally controlled vein-style, as well as lithologically controlled disseminated-style (Figure 8.2) . The alteration at the Akarca project is poorly developed, and consists of weak clay alteration (possibly illite), quartz veining and weak silicification of the clastic host rocks. The silicification occurs as quartz and amethystine veins, with fine quartz veinlets and weak silica flooding surrounding the main veins. These quartz veins manifest a number of diagnostic shallow emplacement, low-sulfidation textures including, crustiform and colloform banding, massive to banded chalcedonic silica, bladed silica replacement after carbonate, compositionally zoned crystals, comb textures, moss textures and silica replaced vegetation (Plate 8.1) . Adularia is also present within the quartz veins where there is crustiform and colloform banding. Calcite veining has been noted and increases with depth, though may not be related to mineralization. The sulfide mineralogy consists of weak (<2%) fine-grained pyrite and iron-oxide after pyrite within the quartz veins. Gold grades increase with the presence of iron-oxide and fine-grained pyrite in quartz, though no visible gold has been noted.

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Akarca has many similarities to the well-documented Ovacik low-sulfidation gold-silver deposit, which is located 100 kilometers north of Izmir. Ovacik formed during the Miocene, adjacent to the east-northeast trending Bergama graben. Gold of economic grades have been mined at Ovacik (Yilmaz, et al., 2002).

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**Plate 8.1. Examples of Akarca Low Sulfidation Vein Textures.**

Lattice bladed texture.

FABER-CASTELL
02/06/2006

Crustiform-colloform (quartz-adularia) banded texture.

CENTIMETRES
INCHES
02/06/2006

Comb textured quartz vein-veinlets in conglomerate.

Massive chalcedonic silica.

Silicified swamp material with reed stems.

Late-stage amethystine quartz veins

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9.0	EXPLORATION

The Akarca low sulfidation gold-silver system was discovered in the spring of 2006 by Eurasian geologists while following-up on regional exploration targets. Initial reconnaissance of the property identified extensive trains of quartz vein float leading to the Kucukhugla and Hugla Tepe vein zones. Low sulfidation vein textures were observed, and the exploration potential of the property was quickly recognized. Eurasian was granted the initial exploration license (#20064048) in May 2006. As early-stage reconnaissance mapping and sampling results were received, EMX applied for, and was granted, six additional exploration licenses in November 2006.

Since discovery in 2006, EMX and the AES JV programs of geological mapping, surface geochemical sampling, geophysical surveys, and drilling have identified and delineated a number of gold-silver prospects and mineralized zones on two of the seven licenses originally granted. License #2006408 includes the Kucukhugla, Hugla, and Fula Tepe zones, collectively known as the “Central Target” area, as well as the more recently discovered (2010) Sarikaya Tepe zone. License #200610847 hosts recent discoveries of the Arap Tepe (2009) and Percem Tepe (2010) prospects. EMX’s exploration work over the last five years has successfully outlined “mineable” resources on these two licenses, according to the requirements of Turkish mining law (see discussion in Section 4.2) . As a result, license #2006408 was converted to exploitation status in October 2011, and the conversion of exploration license #200610847 to exploitation status is currently in progress. The other five licenses were dropped due to a lack of alteration or mineralization after field review.

9.1	Geologic Mapping, Surface Geochemistry, Ground Geophysics and Topographic Survey

9.1.1	Geologic Mapping

Surface geologic mapping programs at Akarca have been underway continuously from 2006 through 2011. The regional geology consists of Neogene-aged basin fill sedimentary rocks consisting of conglomerates, sandstones, tuffaceous sandstones, and limestones that unconformably overlie re-crystallized limestones and Paleozoic-aged schists. All of these lithologic units have been identified on the property and mapped at 1:5000 scale over the western portion of the property. For the most part, EMX’s geologic mapping at larger scales for individual prospects and vein system occurrences has been limited to scattered outcrops due to extensive soil coverage that conceals bedrock geology. At each prospect, erosionally resistant low sulfidation quartz veins and silicified wall-rock units were outcrop mapped and rock sampled at 1:500 scale. In addition to the outcropping quartz veins and zones of silicification, special attention has been given to mapping quartz vein trains and silicified float as an exploration guide to mineralization that sub-crops or may be concealed beneath soil cover.

9.1.2	Surface Soil Geochemistry

The Akarca project area is predominantly covered by soil and vegetation, and as a result, soil sampling programs conducted by EMX and the AES JV have been instrumental in outlining broad areas of anomalous gold-silver mineralization (Plate 9.1) . The soil sampling programs were initiated in 2006-2007, with the soil grids subsequently extended in 2009 and 2010. A total of 2,293 soil samples have been collected at Akarca, providing comprehensive coverage over five of the six prospect areas. As of the effective date of this report soil grid sampling over Sarikaya Tepe, located at the western boundary of the property, was in progress.

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The soil sampling protocol was as follows: a) the sample area was cleaned of vegetation and debris, b) a ~70-80 cm deep hole was dug to the “B zone” soil horizon, d) samples were collected with picks and hand shovels to a weight of approximately 3-4 kilograms, e) the unsieved sample was bagged, tagged, and coordinates recorded (GPS), f) geologic notes were recorded, and g) a group of samples was gathered together and readied for transport to a central collection point in preparation for shipment to the ALS Chemex sample preparation laboratory in Izmir.

The Eurasian and AES JV soil sampling programs yielded reliable, relevant, and representative samples. The soil samples were taken within a consistent level of the B soil horizon, and special care was taken to not contaminate the samples with vegetation or other loose soil material. Detailed field notes of the local geologic and structural conditions were noted and accounted for during sample acquisition. There was continuous professional supervision of the sampling programs by EMX geologists.

At the Central Target area, soil samples were taken on 100 meter spaced lines oriented N30°W, with 50 meter spacing along lines designed to transect the vein and structural orientations. The soil geochemistry delineated a broad 1.2 by 1 kilometer area with multiple gold-in-soil anomalies greater than 0.1 ppm Au (Figure 9.1) . Reinforcing these gold-in-soil anomalies were coincident silver-in-soil anomalies greater than 1 ppm Ag (Figure 9.2) . The strongest gold-silver anomalies occur over Kucukhugla Tepe, over and down slope from Fula Tepe, and down slope from Hugla Tepe. The Central Target area soil sampling coverage was subsequently extended on a 100 by 100 meter grid pattern to provide coverage over the valley that borders the Arap Tepe target area to the east.

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Soil sampling over the Arap Tepe and Percem Tepe target areas was at 100 by 100 meter spacing, and oriented at N40°W to representatively sample across the mineralized trends in these two zones. At Arap Tepe, the soil sampling delineates three gold-in-soil anomalies greater that 0.1 ppm Au with west-northwest orientations that occur within an overall 2.6 by 1.5 kilometer area of anomalous gold geochemistry. The Percem Tepe prospect has a weaker gold-in-soil signature, but an anomalous 1.4 by 0.7 kilometer west-northwest trending zone is clearly outlined by the soil data.

The Akarca property’s soil geochemistry defines gold and silver statistical populations in a polymodal, positively skewed, log-symmetric distribution with higher grade outlier populations (Table 9.1 and Figure 9.3) . For gold, there are three nested populations, with a background grouping at less than 0.01 -0.05 ppm, a mineralized domain from 0.05 -1.0 ppm, and a higher-grade domain greater than 1.0 ppm Au, with a maximum of 10.3 ppm Au. The silver soil geochemistry reflects similar distributions at 0.2 ppm, 0.2 -2 ppm, and greater than 2 ppm, with a maximum of 62.2 ppm Ag. The background gold-silver populations are primarily due to the lack of a geochemical response for the topographically low-lying valley corridor between the Central Target area to the west, and the Arap Tepe and Percem Tepe zones to the east. The mineralized distributions are interpreted to reflect structural corridors of lower-grade precious metals mineralization in the hanging and footwall rocks, with higher-grade precious metals mineralization within zones of quartz veining, stockworking, and intense silicification.

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Table 9.1 Soil Geochemistry Statistical Summary Tables.
Au (ppb)	# samps	Ag (ppm)	# samps		Au (ppm)	Ag (ppm)
0-49	1694	0-0.09	728	N of Cases	2,293	2,293
50-99	234	0.10-0.19	408	Minimum	0.001	0.01
100-299	228	0.20-0.49	503	Maximum	10.30	62.20
300-499	39	0.50-0.99	279	Median	0.01	0.20
500-999	47	1.00-1.99	199	Arithmetic Mean	0.11	0.84
>1000	51	>2	176	Standard Deviation	0.44	2.70

In addition to the gold-silver assays, the soil geochemical database also includes a multi-element suite of MS/ICP analyses. After initial statistical review, multivariate correlation analysis was conducted on a select suite of pathfinder and base metal elements. There are two groupings of geochemical associations given by the Pearson correlation matrix, scatter plots, and pseudo color maps (Table 9.2 and Figures 9.4 and 9.5) .

The highest positive correlations are grouped as Au-Ag-Sb-As. The strong linear relationship between Au and Ag is typical for a low sulfidation system, and in fact, is a fundamental characteristic of the mineralization at Akarca. Although Sb and As are common epithermal pathfinder elements associated with precious metals mineralization, it is clear from the scatter plots that their correlation with Au and Ag is somewhat tenuous. The gridded pseudo color maps display the close spatial correspondences between Au-Ag and As-Sb in the Arap Tepe and Percem Tepe target areas. These As-Sb anomaly patterns have a distinct northwest trend to their alignment, and are slightly outboard to the Au-Ag anomalies. In the Central Target area the spatial associations are not as clear. The strongest spatial association is between Au-Ag and Sb at the Kucukhugla Tepe prospect; As does not show a strong spatial correlation. Similarly for Hugla and Fula Tepe, Sb weakly portrays the northeast trend of the Au-Ag mineralized zones, and As shows no coherent spatial correspondence. The correlation coefficients between Au-Ag and Cu-Pb-Zn are weak, and the scatter plots do not show a linear relationship.

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Taken together, the multi-element soil geochemistry correlations are not particularly strong, and the spatial relationships are sometimes unclear as well. On the other hand, the soil geochemical signatures given by Au and Ag are both robust, and correspond well with mapped vein systems and anomalous to high-grade rock geochemistry. The multi-element data may be useful in reinforcing the interpretation of Au-Ag anomalies, with consistencies between these data providing an important cross-check. Nonetheless, as with many low sulfidation systems, the best indicators of mineralization are given directly by the gold and silver anomalies.

Table 9.2. Soil Geochem Log-Log Pearson Correlation Matrix for Select Elements.
	LOGAU	LOGAG	LOGCU	LOGPB	LOGZN	LOGAS	LOGHG	LOGSB	LOGSE
LOGAU	1.00
LOGAG	0.82	1.00
LOGCU	-0.06	-0.08	1.00
LOGPB	0.17	0.31	-0.08	1.00
LOGZN	-0.19	-0.10	0.79	0.10	1.00
LOGAS	0.52	0.31	0.15	0.03	0.03	1.00
LOGHG	0.33	0.33	0.10	0.14	0.13	0.34	1.00
LOGSB	0.60	0.48	-0.11	0.13	-0.17	0.77	0.35	1.00
LOGSE	0.28	0.33	0.42	0.25	0.39	0.22	0.33	0.08	1.00

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9.1.3	Surface Rock Geochemistry

EMX and the AES JV have collected 2,500 channel, chip, grab, and float rock samples during multiple exploration campaigns at Akarca, with the focus almost exclusively on zones of veining and silicification that define the six principal exploration prospects (i.e. Hugla Tepe, Arap Tepe, etc.). Rock sample weights were commonly between 3 to 5 kilograms. The rock sampling protocols were designed to provide representative, unbiased samples to characterize the gold-silver mineralized zones.

The majority of the rock samples are from saw-cut channels and chip channels that were normally taken across the trend of a mineralized zone (Plates 9.2 and 9.3) . These channel samples account for over 1,700 meters of sampling, with an average sample length of 1.3 meters. Individual samples were collected along nearly straight channel lines typically ranging from 0.5 to 2 meters in length across the vein or altered zone. In general, where the thickness of the vein or zone was greater than 3 meters, a combination of samples with lengths less than 2 meters were collected to span the width. In select cases, samples were also taken along the strike of a zone to characterize lateral geochemical variations within a vein system. The samples were collected as 3 to 4 cm sized chips with a hammer and chisel or cut with a portable rock saw. The sampling protocol generally consisted of: a) the sample area was cleaned of loose soil and vegetation, debris, and surface oxidation, b) the channel line was defined, c) a channel was sawn to approximate BQ core size or chip channelled with a moil and chisel, d) detailed attention was given to collect all material, including fines, e) the sample was bagged, tagged, and coordinates recorded (GPS or tape and compass), f) the geologic notes were recorded, and g) a group of samples was gathered together and readied for transport to a central collection point for shipment to the ALS Chemex Izmir sample prep laboratory.

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Where outcrop was limited or vein or silicified float material was observed, rock grab and float samples were collected. The grab samples were typically taken from a single sample during first-pass reconnaissance and evaluation programs. The float samples, while not representing “in situ” bedrock, are important due to the extensive soil cover present across the property, and the fact that quartz vein “lag” provides evidence of mineralization beneath the relatively thin veneer of soil cover.

The Eurasian and AES JV rock sampling programs yielded reliable, relevant, and representative samples. The rock samples were typically taken across veins and structures to approximate true width, and there was special care taken to assure that no biased loss of fines occurred during sampling. Detailed field notes of the local geologic and structural conditions were noted and accounted for during sample acquisition. There was continuous professional supervision of the sampling programs by EMX geologists.

An overview of the property-wide rock sampling statistics and histogram plots are given in Table 9.3 and Figure 9.6. The rock geochemistry results are characterized by Log10 symmetric gold and silver distributions. The median Au value of 0.28 ppm exceeds the nominal 0.20 g/t cutoff for reporting mineralized drill intercepts. There are also high-grade positive tails to the distributions at approximately 5.0 ppm Au and 100 ppm Ag, with maximums of 73.8 ppm Au and 1,090 ppm Ag. These components of the distributions represent mineralized domains in corridors of silicified hanging and footwall rocks and high-grade quartz vein outcrops. Detailed discussion of the rock geochemistry results are given by prospect in the following sections.

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Table 9.3 Rock Geochemistry Statistical Summary Table.
	Au (ppm)	Ag (ppm)
N of Cases	2,500	2,500
Minimum	0.005	0.01
Maximum	73.8	1,090.00
Median	0.277	2.35
Arithmetic Mean	1.225	12.83
Standard Deviation	4.263	43.99

9.1.4	Surface Geophysics

Eurasian and the AES JV contracted four separate IP (induced polarization) geophysical surveys covering the Central Target, Sarikaya Tepe, Arap Tepe and Percem Tepe prospect areas (Figures 9.7 and 9.8) . All surveys were conducted by Turkish geophysical contractor Zeta and the results were interpreted by J.L. Wright Geophysics of Elko, Nevada. The lines were at 100 meter spacing, 50 meter dipole length, and orthogonal to the trends of mineralization (Table 9.4) . Numerical data for the IP surveys included apparent resistivities in ohm-meters (ohm-m) and chargeabilities. According to Wright, the data produced by Zeta are of good to excellent quality.

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Table 9.4. Geophysical Survey Statistics.
Prospect	Dipole Length	No Lines	Line Km	Line Spacing	Line Orientation
Central Target	50 m	14	21.9	100 m	N27W
Arap Tepe	50 m	18	27.4	100 m	N49E
Percem Tepe	50 m	13	10.0	100 m	N48E
Sarikaya Tepe	50 m	8	4.0	100 m	N62E

The characteristics of the mineralization at Akarca, and low sulfidation systems in general, present an excellent geologic environment for effective IP-resistivity (“IP-R”) exploration targeting. In particular, there is a strong correlation of silica dominant alteration with weak chargeability anomalies. Results from the IP-resistivity surveys revealed numerous, shallow IP anomalies in each of the target areas. These anomalies correlate well with the mapped surface expressions of the vein systems and silicified zones, and also reveal additional targets concealed beneath soil and colluvial cover (Wright, 2007).

There are two dominant interpreted vein directions that were mapped with IP-resistivity within the Central Target area. The IP-R survey yielded 12 northwest trending vein targets at Kucukhugla Tepe. There was a continuum of 17 northeast trending IP-R vein targets at Hugla and Fula Tepe, and in between the two zones. Adjacent to the Central Target area, the IP-R interpreted vein directions mapped at Sarikaya Tepe were oriented north-northwest, which is parallel to the strike direction of the surface vein and silicified zone mapped at that prospect. Two vein targets were identified at Sarikaya Tepe. The agreement between the interpreted geophysical vein target alignments and mapped veins is excellent.

The IP-R interpreted veins at Arap Tepe and Percem Tepe are oriented from west-northwest to northwest. Many of interpreted IP-R anomalies displayed distinctive kinks and bends in their linear pattern, which differentiates them from those at the Central Target and Sarikaya Tepe prospects. There were 10 IP-resistivity vein targets interpreted at Arap Tepe that total over 3400 meters in length. At Percem Tepe there were three interpreted IP resistivity vein targets totaling over 800 meters in length.

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Figure 9.7. Central Target Area IP Resistivity Targets on QuickBird Imagery.

623000
624000
4423000
4422000
4421000
Sarikaya Tepe
Fula Tepe
Hugla Tepe
Kucukhugla Tepe
Sarikaya Tepe (25-75m)
Log ohm-m / CI = .05
3.1
2.9
2.7
2.5
2.3
2.1
1.9
1.7
1.5
Central Target (50-100m)
RESISTIVITY (Log ohm-m)
IP Resistivity Targets
N
0 150 300 600 Meters
EURASIAN MINERALS INC.
Hugla Tepe, Fula Tepe, Kucukhugla Tepe and Sarikaya Tepe Project Areas
IP Resistivity
EMX
November 2011

In general, topographic highs correlated well with resistivity highs at all prospects, and it is reasonable to surmise that pervasive silicification is responsible for this relationship. The IP studies also revealed widespread horizontal layering (reflecting local stratigraphy?) composed of alternating resistive and conductive layers. This layering effect rendered the recognition of high angle vein responses difficult in certain locations. Pronounced resistivity highs were encountered by the IP surveys in the vicinity of the vein structures and these were interpreted to be buried blocks of limestone (Wright 2010 and 2011).

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IP-chargeabilities are generally less useful than IP-R in low sulfidation vein systems due to the reduced amount of sulfides present. Nevertheless, useful information can be extracted from these data. Chargeabilities are generally low over most of the Akarca property. However, in places, chargeability values increase dramatically, and expand into broad zones. This is indicative of a stratigraphic unit, perhaps the schist, that could be fairly flat lying and with elevations increasing to the east (Wright, 2007).

Figure 9.8. IP Resistivity Targets on QuickBird Imagery.

627000
628000
629000
4423000
4422000
4421000
4420000
Percem Tepe
Arap Tepe
Log ohm-m / CI = .05
Arap Tepe (50-100m)
Percem Tepe (75-150m)
EMX License Outline
IP Resistivity Targets
0
200
400
800 Meters
EURASIAN MINERALS INC.
ArapTepe and Percem Tepe Project Areas
IP Resistivity
EMX
November 2011

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9.1.5	Topographic Survey and Other Topographic Coverage

A topographic survey was completed over a portion of the Akarca property during a five day period in June 2007. The survey was conducted by Turkish contractor Ay-Er Surveying Limited using the Topcon HIPE+ and Topcon GTS701 total station differential GPS systems. The survey provided topographic control at a contour interval of one meter over the Central Target area, as well as survey control on existing roads and reference points for detailed mapping. Topographic coverage for the property outside of the 2007 survey area was digitized from 1:25,000 scale published topographic maps with a 10 meter contour interval.

9.2	Central Target Area

9.2.1	Kucukhugla Tepe Zone

The Kucukhugla Tepe zone is a 450 by 540 meter area of anomalous soil and rock gold-silver geochemistry, and is the southernmost vein system in the Central Target area (Figures 9.9, 9.10, and 9.11; Plates 9.4 and 9.5) . There are two principal, sub-parallel vein zones that comprise the Kucukhugla vein system, and they both are located on the southwestern flank of a northwest-southeast trending ridge with over 150 to 200 meters of relief. The vein as initially discovered and mapped has over 150 meters of strike length, and exposed thicknesses that vary from 2 to 15 meters. A second vein zone, comprised principally of stockwork and small-scale veining and veinlets, occurs 65 to 90 meters north, and has a strike length of 50 meters on surface. The stockwork zone is 2.5 meters thick and consists of individual silica/quartz veinlets about 1 centimeter thick which strike between 100º and 115º, and dip to the south-southwest. The Kucukhugla veins commonly occur within broader zones of moderately to intensely silicified tuffaceous sandstones and conglomerates. Locally, the Kucukhugla veins are composed of oxidized massive silica and lesser brecciated vein zones. The prospect area contains multiple northwest trending IP-resistivity anomalies.

A 220 meter train of vein float and subcrop occurs 200 meters southeast of Kucukhugla Tepe along an azimuth of 70°, and may represent a continuation of the vein system under cover. The float boulders, which locally have massive or bladed silica textures, have a maximum dimension of 1 by 2 meters. At the northwest end of Kucukhugla Tepe there is an outcrop of weak to moderately silicified and bedded conglomerate–sandstone that strikes 300º. The strike length of this silicified zone measures approximately 100 meters, with widths of 5 to 15 meters. The conglomerate bedding in this silicified zone strikes 90º-95º, dips 15º to the north, and locally hosts 1-5 cm thick quartz veinlets that assay up to 0.56 ppm gold.

EMX has taken 627 rock samples at Kucukhugla, the majority of which are channel samples. The zone is relatively high-grade, with a median of 0.47 ppm gold and an average of 1.94 ppm gold (Table 9.5) . The statistical distributions clearly outline a broad Log10 symmetric population of lower grade mineralization, with a robust high-grade population as a positive tail (refer to Figure 9.9) . Over 78% of the samples grade above 0.2 ppm gold and more than 32% exceed 10 ppm silver. The high-grade population contains 34 values above 10.0 ppm gold, including samples of 36.4, 32.8, 29.7, 28.4, 27.1, and 25.7 ppm gold and 43 silver assays above 100 ppm silver, including samples returning 641, 532, 480, 410, and 364 ppm silver.

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Table 9.5. Kucukhugla Tepe Rock Geochemistry Gold and Silver Statistics.
	All rock samples		Channel samples		Other samples
	Au ppm	Ag ppm	Au ppm	Ag ppm	Au ppm	Ag ppm
N of Cases	627	627	533	533	94	94
Minimum	0.008	0.17	0.023	0.39	0.008	0.17
Maximum	36.4	641.00	36.4	480.00	25.7	641.00
Median	0.465	5.02	0.442	4.83	0.526	6.70
Arithmetic Mean	1.936	25.27	1.776	23.14	2.211	29.85
Standard Deviation	4.607	63.38	5.054	62.81	4.908	91.50
Coefficient of Variation	2.38	2.51	2.846	2.72	2.22	3.07

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9.2.2	Hugla Tepe Zone

The Hugla Tepe zone, located in the middle of the Central Target area, is outlined as a 650 by 350 meter gold-in-soil anomaly with IP-resistivity targets (Figures 9.12, 9.13 and 9.14) . The soil anomaly occurs just west and downhill from the vein outcrops, and is interpreted to be due to down slope transported materials. The vein zone can be followed by discontinuous outcrops for about 400 meters along strike as it ascends the southwest flank of Buyukhugla Tepe ridge. In outcrops , the vein is up to 7 to 8 meters thick, and exhibits saccharoidal, colloform-crustiform, banded, carbonate lattice bladed textures, and hematite cemented silica breccia textures and is bordered by silicified wall-rocks (Plates 9.6 and 9.7) . The Hugla vein zone trends about 65º, (measured strikes vary from 60º to 85º) and dips 60º northwest to 70º southeast. Between the major outcrops the trace of the vein is marked by float and small outcrops. The veining is coincident with a 750 meter long IP-resistivity anomaly.

The vein outcrop disappears near the top of Buyukhugla Tepe where it is covered by an unconsolidated layer composed of angular blocks of schist, limestone, sandstone, conglomerate and quartz vein float. The southwest end of the vein is dominated by subcrops and vein float. Approximately 120 meters to the southwest of the last outcrops, the projected trace of the vein is marked by dense concentrations of vein float material, suggesting that the zone may extend for a considerable distance to the southwest of its known outcrop area. Massive silica and saccharoidal textures are commonly observed, with lattice bladed and banded textures observed locally.

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Eurasian and the AES JV have collected 267 rock samples at Hugla Tepe, with a median grade of 0.29 ppm gold (Table 9.6) . A total of 60% of the rock samples are greater than 0.2 g/t gold, and 16% are greater than 10 g/t silver. The statistical distribution for gold has a slight negative skewness, and does not have an outlier high-grade gold population; the maximum is 4.63 ppm gold. Although silver is also relatively low grade, there does appear to be a higher grade distribution with a maximum of 85.1 ppm silver.

Table 9.6. Hugla Tepe Rock Geochemistry Gold and Silver Statistics.
	All rock samples		Channel samples		Other samples
	Au ppm	Ag ppm	Au ppm	Ag ppm	Au ppm	Ag ppm
N of Cases	267	267	121	121	146	146
Minimum	0.005	0.04	0.015	0.04	0.005	0.10
Maximum	4.63	85.10	4.63	85.10	3.81	63.20
Median	0.291	2.73	0.309	2.44	0.265	3.14
Arithmetic Mean	0.525	6.49	0.573	6.75	0.486	6.49
Standard Deviation	0.708	10.91	0.905	14.29	0.67	10.66
Coefficient of Variation	1.347	1.68	1.579	2.12	1.376	1.64

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Figure 9.13. Hugla Tepe Surface Gold Geochemistry.

623800
624000
624200
624400
624600
4421600
4421400
4421200
Rock Samples
(Au ppm)
> 10.000
5.000 - 10.000
1.000 - 5.000
0.500 - 1.000
0.100 - 0.500
< 0.100
Alluvium
Conglomerate
Dacite
Granite
Hornfelds
Limestone
Sandstone
Schist
Core
RC
Drill Roads
IP Resistivity Targets
Soil >0.100 ppm As
Faults
0 50 100 200 Meters
EURASIAN MINERALS INC.
Hugla Tepe Mineralized Zone
Gold Geochemistry (Au ppm)
EMX
November 2011

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9.2.3	Fula Tepe Zone

The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter corridor of anomalous gold- and silver-in-soil geochemistry, veining and wall-rock silicification, and IP-resistivity anomalies (Figures 9.15, 9.16, and 9.17) . The Fula Tepe vein zone strikes 50o to 60o, dips 80o-85o southeast and has a mapped strike length of more than 100 meters. The zone is coincident with and paralleled by a series of IP-resistivity anomalies that occur on the same southwest trending ridgeline that hosts the Hugla Tepe vein zone located 450 meters to the southeast. The Fula Tepe zone is marked at the surface by vein float and outcrops ranging from two to 10 meters in diameter of conglomerate and sandstone cross-cut by centimeter-scale quartz veinlets (Plate 9.8 and 9.9) . Abundant quartz vein float with banded, comb textured, amethystine, white and coarse crystalline quartz textures has also been mapped in a 300 square meter area located 200 meters west-southwest of the Fula Tepe vein zone.

Eurasian and the AES JV collected 195 rock samples at Fula Tepe. Histograms of sample results reflect an incomplete characterization of the statistical distributions of gold and silver values (Table 9.7) with a lower grade population representing broader zones of silicification, and a moderate-grade population (1-10 ppm Au) related to areas of denser veinlets. The median grades are relatively high at 1.14 ppm gold and 13 ppm silver, with maxima of 31 ppm gold and 322 ppm silver. Approximately 82% of the samples grade above 0.2 ppm gold, and 59% grade above 10 ppm silver. The gold and silver rock geochemistry characterizes Fula Tepe zone as relatively high-grade in comparison to the other prospects.

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Table 9.7. Fula Tepe Surface Geochemistry Gold and Silver Statistics.
	All rock samples		Channel samples		Other samples
	Au ppm	Ag ppm	Au ppm	Ag ppm	Au ppm	Ag ppm
N of Cases	195	195	60	60	135	135
Minimum	0.006	0.17	0.006	0.37	0.008	0.17
Maximum	31	322.00	31	239.00	14.95	322.00
Median	1.145	13.15	1.115	13.18	1.145	13.15
Arithmetic Mean	2.12	28.96	2.528	30.01	1.944	28.89
Standard Deviation	3.285	46.05	4.568	43.90	2.552	47.57
Coefficient of Variation	1.549	1.59	1.807	1.46	1.313	1.65

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9.3.	Sarikaya Tepe Zone

Sarikaya Tepe, located west of the Central Target area, is a 2010 EMX-AES JV discovery originally characterized as a 700 by 80 meter zone of anomalous gold-silver rock geochemistry, IP resistivity anomalies, and quartz veining and silicification (Plate 9.10) coincident with a steep topographic high (Plate 9.11) (Figures 9.18, 9.19, and 9.20) . The zone trends north-northwest and occurs along the structural contact between footwall limestones and hanging wall conglomerates. It occurs as a broad zone (up to 80m) of moderate to strong silicification and quartz veining with a mapped strike length of about 425 meters. An IP-resistivity survey conducted earlier in 2011 extended the zone a further 275 meters to the northwest.

The gold-silver mineralization at Sarikaya Tepe is relatively high-grade compared to the other prospects at Akarca. The median rock sample gold grade is 0.29 ppm with a maximum gold grade of 54.7 ppm and a maximum silver grade of 521 ppm. Of note, the southern half of the prospect is higher grade in both gold and silver than the northern half, particularly with respect to silver. The higher grades correspond to topographic exposures from 160 to 240 meters elevation, while the lower grades are higher up on the ridge from 240 to 290 meters elevation. Approximately 67% (n = 89) of the rock samples are greater than 0.2 ppm gold, and 16% (n = 22) are greater than 10 ppm silver.

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Table 9.8. Sarikaya Tepe Surface Geochemistry Gold and Silver Statistics.
	All rock samples		Channel samples		Other samples
	Au ppm	Ag ppm	Au ppm	Ag ppm	Au ppm	Ag ppm
N of Cases	133	133	30	30	103	103
Minimum	0.009	0.17	0.047	0.17	0.009	0.20
Maximum	54.7	521.00	2.23	59.80	54.7	521.00
Median	0.286	2.25	0.173	1.47	0.322	2.73
Arithmetic Mean	0.947	10.75	0.421	5.11	1.113	12.48
Standard Deviation	4.744	47.94	0.789	15.59	5.377	54.08
Coefficient of Variation	5.009	4.46	1.876	3.05	4.832	4.33

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Figure 9.20. Sarikaya Tepe Rock Silver Geochemistry.

622600
622800
4421400
4421200
4421000
Rock Samples
(Ag ppm)
> 100
30 - 100
10 - 30
5 - 10
2 - 5
< 2
Limestone
Conglomerate
Mod-Silicification Conglomerate
Str Silicification Conglomerate
Quartz Vein
Faults
Core
RC
Drill Roads
IP Resistivity Targets
N
0 25 50 100 Meters
EURASIAN MINERALS INC.
Sarikaya Tepe Mineralized Zone
Silver Geochemistry (Ag ppm)
EMX
November 2011

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9.4.	Arap Tepe Zone

Arap Tepe is a 2009 EMX-AES JV discovery located approximately three kilometers east of the Central Target area. The zone is delineated as a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of gold-silver mineralization (i.e., named Zones A-E), quartz veining and silicification, and IP-resistivity anomalies (Plates 9.12 and 9.13) (Figures 9.21, 9.22 and 9.23) . The soil survey at Arap Tepe included 348 samples and outlined Arap Tepe as a low-level gold-silver geochemical anomaly wherein only seven sample values were < 0.3 ppm Au. Within the broad low-level gold-silver anomaly are seven gold-in-soil anomalies > 0.1 ppm, some of which are coincident with the mapped veins and IP resistivity targets (refer back to Figures 9.1 and 9.2) . The surface mapped epithermal veins and IP-resistivity targets are principally hosted within a block of rock mapped as tuffaceous sandstones, and a small window logged as hornfels and claystone/conglomerate. The veins range from 35 to 205 meters in strike length, and from 1 to 16 meters in width.

A notable characteristic of the individual veins at Arap Tepe is the occurrence of high-grade gold-silver mineralization:

  Zone A – rock chip samples including 19.55 g/t gold and 16.5 g/t silver,

  Zone B – channel samples including 54.8 g/t gold and 24.7 g/t silver over 0.7 meters,

  Zone C – channel samples including 3.87 g/t gold over 1.0 meter and 17.4 g/t silver over 0.4 meters,

  Zone D and E (Baglarbasi Tepe) – rock grab sample results including 7.78 g/t gold and 15.75 g/t silver.

The Arap Tepe statistical distributions reflect a lower grade population of gold-silver mineralization, with a median gold grade of 0.13 ppm, as well as the higher grade outlier population. Approximately 37% of the samples are greater than 0.2 ppm gold; only 9 samples are greater than 10 ppm silver.

Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP-resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Many of these IP-resistivity anomalies are coincident with, and are interpreted to extend the surface mapped vein zones beneath cover. In addition, there are “blind” IP-resistivity anomalies that suggest buried targets with no outcrop expression.

Table 9.9. Arap Tepe Channel Sample Gold and Silver Statistics.
	All rock samples		Channel samples		Other samples
	Au ppm	Ag ppm	Au ppm	Ag ppm	Au ppm	Ag ppm
N of Cases	570	570	335	335	235	235
Minimum	0.005	0.02	0.005	0.03	0.005	0.02
Maximum	54.8	24.70	54.8	24.70	44.2	17.90
Median	0.126	0.73	0.114	0.74	0.153	0.70
Arithmetic Mean	0.765	1.41	0.465	1.35	0.945	1.50
Standard Deviation	4.016	2.45	3.496	2.27	3.702	2.43
Coefficient of Variation	5.25	1.73	7.517	1.68	3.916	1.62

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9.5.	Percem Tepe Zone

The Percem Tepe prospect, a 2010 discovery, is located approximately 1.2 kilometers north of Arap Tepe. Percem Tepe was initially delineated as an 800 by 800 meter corridor of gold-silver mineralization based on surface exposures of silicification and quartz veining, and IP-resistivity anomalies in covered areas (Figures 9.24, 9.25 and 9.26) . Soil sampling revealed three anomalies that are roughly on trend with the mapped veins and IP-resistivity anomalies. As with Arap Tepe, the gold-silver soil geochemistry is anomalous at lower levels (< 0.1 ppm Au) over the vein and IP targets. The northwest trending corridor is represented at the surface by three mineralized quartz vein zones having strike lengths of 85 to 110 meters, and ranging from 1 to 18 meters in width. The IP anomalies define two northwest alignments of high resistivity that correlate with, and extend the trends from the surface mapped veins and silica alteration. The veins and IP-resistivity anomalies, going from west to east, occur at the contact of limestones and conglomerates (and are also coincident with a northwest trending ridge), within the conglomerates, and transecting a package of limestones and metasediments. The diversity of the host rocks emphasizes the through-going nature of the northwest structural trend controlling vein emplacement, silicification, and gold-silver mineralization (Plates 9.14 and 9.15) .

The rock sampled mineralization at Percem Tepe is characterized by Log10 symmetric distributions for both gold and silver, with a median gold grade of 0.17 ppm (Table 9.10) . The distributions also have high-grade tails at approximately 5 ppm gold and 50 ppm silver. Channel samples across quartz veining assayed up to 66.0 ppm gold over 1.0 meter and 100 ppm silver over 1.2 meters, with over 45% of the rock samples assaying greater than 0.2 ppm gold and 15% assaying over 10 ppm silver.

Table 9.10. Percem Tepe Surface Geochemistry Gold and Silver Statistics.
	All rock samples		Channel samples		Other samples
	Au ppm	Ag ppm	Au ppm	Ag ppm	Au ppm	Ag ppm
N of Cases	256	256	205	205	51	51
Minimum	0.005	0.03	0.006	0.03	0.005	0.20
Maximum	66	100.00	66	100.00	6.92	24.00
Median	0.168	1.98	0.161	2.07	0.184	1.72
Arithmetic Mean	1.099	6.53	1.164	6.64	0.485	3.47
Standard Deviation	5.402	12.74	6.164	14.17	1.07	4.53
Coefficient of Variation	4.913	1.95	5.294	2.13	2.206	1.31

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Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	62

Figure 9.25. Percem Tepe Surface Gold Geochemistry.

627600
627800
628000
628200
628400
628600
628800
4423200
4423000
4422800
4422600
Zone C
Zone A
Zone B
Rock Samples
(Au ppm)
> 10.000
5.000 - 10.000
1.000 - 5.000
0.500 - 1.000
0.100 - 0.500
< 0.100
Volcanogenic Sandstone
Dacite
Sandstone-Miocene
Limestone-Miocene
Conglomerate-Miocene
Metasediments-Triassic
Limestone-Triassic
Schist,Hornfels-Triassic
Core
RC
Drill Roads
IP Resistivity Targets
EMX License Outline
Faults
Soil > 0.100 ppm Au
N
0 87.5 175 350 Meters
EURASIAN MINERALS INC.
PercemTepe Mineralized Zone
Gold Geochemistry (Au ppm)
EMX
November 2011

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Figure 9.26. Percem Tepe Surface Silver Geochemistry.

627600
627800
628000
628200
628400
628600
628800
4423200
4423000
4422800
4422600
Zone C
Zone A
Zone B
Rock Samples
(Ag ppm)
> 100
30 - 100
10 - 30
5 - 10
2 - 5
< 2
Volcanogenic Sandstone
Dacite
Sandstone-Miocene
Limestone-Miocene
Conglomerate-Miocene
Metasediments-Triassic
Limestone-Triassic
Schist,Hornfels-Triassic
Core
RC
Drill Roads
IP Resistivity Targets
EMX License Outline
Faults
Soil > 0.100 ppm Au
N
0
87.5
175
350 Meters
EURASIAN MINERALS INC.
Percem Tepe Mineralized Zone
Silver Geochemistry (Ag ppm)
EMX
November 2011

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	64

10.0	DRILLING

EMX’s drill programs started in 2007, with yearly campaigns of various durations up through July, 2011. The drilling tested targets defined by geological mapping, geochemical sampling and IP-resistivity surveys at the Kucukhugla Tepe, Hugla Tepe, Fula Tepe, Arap Tepe, Percem Tepe and Sarikaya Tepe vein zones (Figure 10.1) . The programs were comprised of 61 diamond holes (DDH) totaling over 7,600 meters, and 11 reverse circulation (RC) holes totaling 1,392 meters. Of the 72 drill holes, 62 holes (86%) intersected “significant mineralization”, and the other 10 holes intersected anomalous gold (silver) mineralization and/or low sulfidation alteration.

“Significant mineralization” as reported in the intercept tables of this section, were determined with the following guidelines: a) intervals reported at a 0.2 g/t Au cutoff, b) minimum contiguous length of 7 meters, and c) generally, a maximum of 3.5 meters of contiguous internal dilution. In addition, the significant interval tables also report gold equivalent, which was calculated using a 55:1 Ag:Au ratio, and assumed metallurgical recoveries and net smelter returns equal to 100%.

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10.1	Core Drilling Programs

The diamond drilling programs were conducted in 2007, and from 2009 through 2011. The holes were drilled with LF-70, PD-500, and CS-1000 core rigs (Plates 10.1, 10.2, 10.3) . Core diameters were principally HQ and PQ, with reduction to NQ in a few cases when difficult drilling conditions were encountered. Of the 7670.8 total meters of core drilling, 7582.55 meters (98.8%) were sampled and assayed. The average sample length was 1.4 meters and ranged from a minimum of 0.25 to a maximum of 4.0 meters. The core was sawn, with one half retained and the other half submitted for assay analysis. Special care was given to taking representative samples and to avoid losing the fines when sampling.

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The general protocol for core sampling and logging is given below (see Plates 10.4 and 10.5) .

  Core was quick log reviewed at the rig by an EMX geologist, labeled, and placed in plastic core boxes.

  Core boxes were taken to the core storage buildings in Sapci or Komurcukadi at the end of each drill shift (day and night).

  The core was cleaned, and sample intervals marked.

  Detailed geological and geotechnical logs were recorded and the assay sample intervals marked.

  Core box photos, as well as detailed photos from specific intervals, were taken.

  Samples were marked with a split line for sawing, which was chosen to avoid sampling bias,

  The marked core was cut with a diamond saw along the split line. One half of the core (~4 kg in weight) was bagged, tagged and sent for sample preparation at ALS Chemex’s sample preparation facilities in Izmir, Turkey. Standards and blanks were added to the package.

  One half of the core was retained in the core box, and archived in core storage.

  Groups of five core samples were placed in nylon rice sacks, secured with zip lock ties, and shipped to the Chemex-Izmir prep lab via commercial ground carrier.

  Sample shipment frequency was on the order of 2 to 3 times a week with a base minimum of 50 samples.

  Coarse rejects were selected for duplicate assay analysis and submitted to ALS Chemex.

The holes were collared and drilled at orientations to provide approximate “true width” intercepts for a given vein zone. All of the diamond drilling was oriented as angle holes, with inclinations that ranged from -45° to -70°. Down-hole surveys were determined with Flexit single shot (2007, 2009-2010) and Flexit multi-shot (2011) instruments. Collar coordinates were determined with differential and hand-held GPS devices. A table of collar information is provided in Appendix 2.

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The average core recovery for all of the diamond drilling programs was 84%. High core recovery was experienced in silicified zones and conglomerates, and lower recovery occurred in gouge zones and quartz veins mixed with clay. As project specific drilling experience was gained over time, the core recoveries improved. From the scatter plots in Figures 10.2 and 10.3, there does not appear to be a biased relationship between gold or silver grade and percent recovery. As a result, it is concluded that the quality of the core samples is acceptable for representative assay analysis.

The holes were relatively shallow, with an average total depth of 125.4 meters, and seldom reached the basement metamorphic rocks. A focus was placed on drilling the down-dip and along-strike projections of oxide gold-silver mineralization identified at the surface, or to extend or in-fill drill mineralization identified from previous holes. As well, scout drilling to test “blind” IP-resistivity targets was also conducted. The 61 core holes were distributed among all of the known prospects, including Kucukhugla Tepe (14 DDHs), Hugla Tepe (16 DDHs), Fula Tepe (8 DDHs), Central Target area IP-resistivity anomalies (3 DDHs), Sarikaya Tepe (3 DDHs), Arap Tepe (13 DDHs), and Percem Tepe (4 DDHs). The Sarikaya Tepe and Percem Tepe prospects are both 2010 discoveries and, as a result, have had particularly limited drill testing to date.

The diamond drilling programs consistently confirmed the vertical and lateral continuity of gold-silver mineralized zones identified at the surface and interpreted from IP-resistivity. This mineralization occurs as structurally focused high-grade, as well as broad zones of lower-grade gold and silver mineralization in the hanging and footwall rocks of the vein zones. As a result, the Akarca project is recognized as a gold-silver mineralized system with bulk tonnage exploration potential, in addition to high-grade vein target potential initially identified at the surface. Summaries of significant core drilling results are given in the prospect summaries later in this section.

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The EMX and the AES JV diamond drilling and sampling procedures provided reliable, relevant, and representative samples. The core drilling was conducted to yield approximate true widths intercepts across veins and structures, and there was special care taken to assure that no biased loss of fines occurred during sampling. Detailed core logging of geologic and structural conditions were noted and accounted for during sample acquisition. There was continuous professional supervision of the core sampling programs by EMX geologists.

10.2       Reverse Circulation Drilling Program

EMX’s 2008 drilling program consisted of eleven reverse-circulation (RC) angle holes (Appendix 3). The holes were drilled with a DMP 200 rig (Plate 10.6) . Of the 1,392 total meters of RC drilling, 1163 meters (84%) were sampled and assayed. The average sample length was 1.8 meters, and was either a 1 or 2 meter sample.

The protocol for RC sampling and logging is given below (see Plate 10.7) .

  Diameter of the RC hole = 5¼ inches.

  Nominal RC sample weight (1m): 32 kg.

  Sample taken from cyclone to sack in plastic geologic sample bags (34 x 57cm).

  Quick log from RC cuttings at the drill rig.

  Sample transported to the storage facility in Sapci village at the end of each hole (2-3 days).

  Sample bags organized in numeric order and color-coded to avoid sample mix-ups.

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  Samples split (5x) with hand splitter/separator to reduce the sample amount from 36 kg to 1.0-1.5 kg. After first split return to sample bag for archive and storage. Bag and label 1-1.5 kg assay sample split.

  Groups of 5-6 RC samples placed in nylon rice sacks and secured with zip lock ties for shipment to the ALS Chemex-Izmir sample prep lab.

  Samples shipped via commercial ground carrier each, or every other day.

  From archived samples, geological character samples were taken for the chip trays.

  Detailed chip logging and recording, including photos of the chip boxes.

The RC holes were targeted to test the continuity of mineralization between core holes drilled in 2007, and extend the mineralization along strike beneath cover. Five of the RC holes were drilled at Hugla Tepe (ARC-101 through ARC-105), and six at Kucukhugla Tepe (ARC-106 through ARC-111). The RC drilling program extended, and confirmed the lateral continuity of the mineralization intersected with the first phase diamond drill holes.

The EMX RC drilling and sampling procedures provided reliable, relevant, and representative samples. The RC drilling was conducted to yield approximate true width intercepts across veins and structures, and was conducted dry, and above the water table. Logging of geologic and structural conditions were noted and accounted for during sample acquisition. There was continuous professional supervision of the core sampling programs by EMX geologists.

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10.3	Kucukhugla Tepe Drill Results

(Refer to Figures 10.4 and 10.5; Tables 10.1 and 10.2)

A total of 14 core holes totaling 1625.9 meters from campaigns in 2007 and 2009-2011, and 6 RC holes totaling 681 meters from the 2008 program, were drilled at Kucukhugla Tepe. The first holes drilled at Akarca were at Kucukhugla, and tested the northwest trending zone of veining and silicification, surface gold-silver mineralization, and IP-resistivity targets. The majority of the drilling was oriented with a southwest azimuth and inclinations ranging from -50° to -70° to intersect the northwest striking, northeast dipping zone. The holes averaged 113.4 meters in length and were within the oxide zone to depths of 100-125 meters.

The first two holes drilled at Kucukhugla intersected quartz veining and mineralization. Hole AKC-1 returned 63.7 meters averaging 1.54 g/t gold and 14.52 g/t silver, with higher grade subintervals including two meters at 13.8 g/t gold and 117.0 g/t silver, and one meter averaging 19.95 g/t gold and 241 g/t silver. Follow-up RC drilling extended the zone along strike (ARC-106,-107), and successfully tested sub-parallel IP-resistivity targets (ARC-108, -111) either with significant, or anomalous, gold-silver mineralization intersected. Subsequent core drilling further extended the zone along strike and filled-in the pattern at 25-50 meters. Drill intercepts include 36.5 meters (24-31m true width) averaging 0.51 g/t gold and 45.76 g/t silver, with a higher grade sub-interval of 2 meters averaging 1.99 g/t gold and 536.62 g/t silver from AKC-51. Hole AKC-34 targeted an IP resistivity anomaly and returned intercepts that define a sub-parallel vein system 65 to 90 meters north of the previously drilled vein. In total, the drilling at Kucukhugla has delineated a 750 by 100 meter, northwest trending corridor of near-surface, oxide gold-silver mineralization. The mineralization occurs as three separate, sub-parallel vein zones with true thicknesses of 6 to 50 meters. The zones remain open along strike and down dip.

Table 10.1. Kucukhugla Tepe Core Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-1	13	76.7	63.7	1.54	14.52	1.8	Estimated true thickness 80 -85%
AKC-2	0	37.3	37.3	0.79	8.32	0.94	Estimated true thickness 80 -85%
	81.5	87.5	6	0.28	1.96	0.32
AKC-15	28.5	37.1	8.6	1.02	9.19	1.19	Also 3.35m (43.15-46.5m) @ 1.18 g/t Au. & 11.18 g/t Ag. Estimated true thickness 80 - 100%
	43.15	56.9	13.75	0.43	4.21	0.51
AKC-17	Intervals >0.1 g/t Au total 30.8m						AKC-17A re-drill to 41.9m. Estimated true thickness 80 -100%
AKC-20	No Significant intercepts						Estimated true thickness 80 -100%
AKC-25	0	73.3	73.3	0.95	9.27	1.12	Fills in along strike. Estimated true thickness 60 -90%
including	17.65	21.1	3.45	4.77	98.83	6.57

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including	38.9	41.65	2.75	5.27	13.82	5.52
AKC-26	0	48.2	48.2	0.69	5.16	0.78	Fills in along strike. Estimated true thickness 60 -90%
including	23.9	27.1	3.2	3.12	21.19	3.51
	86.25	94	7.75	0.37	3.47	0.43
AKC-32	20.85	48.8	27.95	0.21	1.18	0.23	Extends along strike & to depth. Estimated true thickness 77 – 89%
AKC-33	20.2	81.35	61.15	0.42	1.72	0.45	IP anomaly target that extends sub-parallel vein zone along strike. Estimated true thickness 77 – 89%
including	51.75	53.9	2.15	3.11	11.6	3.32
AKC-34	21.3	33.05	11.75	0.3	3.16	0.36	IP anomaly 50 m north of main vein zone. Estimated true thickness 77 – 89%
	54.8	67.3	12.5	2.54	3.86	2.61
including	64.4	65.7	1.3	18.5	26.1	18.97
	75.8	105.1	29.3	0.59	2.03	0.63
including	82.6	83.2	0.6	7.94	19.75	8.3
AKC-50	43.8	51.5	7.7	1.33	17.76	1.65	Broadens zone and fills-in along strike.
Multiple zones of mineralization coincident
with IP-resistivity anomalies and surface
geochemistry. Upper zones relatively
enriched in Ag. True width interpreted at 70-
90% of reported interval.

Including	49.8	51.5	1.7	5.28	72.1	6.59
	64	122.6	58.6	0.39	3.88	0.46
AKC-51	0	30.7	30.7	0.31	2.4	0.35	Broadens zone and fills-in along strike. Mineralization coincident with IP-resistivity & surface Au-Ag anomalies. High-grade Ag in lower zone. True width interpreted at 65- 85% of reported interval.
Including	22.9	23.6	0.7	2.99	19.75	3.35
	80.4	116.9	36.5	0.51	45.76	1.34
including	107.4	109.4	2	1.99	536.32	11.74
AKC-52	0	22.5	22.5	1.35	13.87	1.6	Fills-in along strike. Hole collared in high- grade Ag. Lower zone also Ag-enriched. True width interpreted at 65-85% of reported interval.
Including	11.4	12.2	0.8	17.55	58.8	18.62

Table 10.2. Kucukhugla Tepe Reverse Circulation Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)
ARC-106	0	28	28	0.49	3.09	0.55
ARC-107	43	89	46	0.82	4.03	0.89
ARC-108	1	47	46	0.47	4.6	0.55
ARC-109	No significant Intercepts
ARC-110	35	43	8	0.27	1.09	0.29
ARC-111	0	9	9	0.24	1.36	0.26
Estimated true thicknesses of 80 – 100% of reported interval.

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Figure 10.4. KucukhuglaTepe Drill Results Plan Map.

623600
623800
624000
624200
4421000
4420800
ARC-110
AKC-32
AKC-33
AKC-15
ARC-108
ARC-109
ARC-107
NE
AKC-34
AKC-50
AKC-51
SW
AKC-2
AKC-26
AKC-52
ARC-106
AKC-17
AKC-17A
AKC-25
AKC-1
AKC-20
Drill Assay Results
Au ppm
> 5.000
1.000 - 5.000
0.500 - 1.000
0.200 - 0.500
0.050 - 0.200
< 0.050
Faults
Vein
Alluvium
Conglomerate
Dacite
Granite
Hornfelds
Limestone
Sandstone
Schist
Core
RC
Soil >100 ppb Au
IP Resistivity Targets
Drill Roads
N
S
Section line
0
40
80
160 Meters
EURASIAN MINERALS INC.
Kucukhugla Tepe Mineralized Zone
Drilling Results (Au ppm)
EMX
November 2011

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**Figure 10.5. KucukhuglaTepe Cross Section Through AKC-34.**

KUCUKHUGLA TEPE AKC-34 DRILL SECTION
Section Looking; North - West
Scale : 1/5000
AKC - 34
Scale : 1/500
SW
NE
Silicified conglomerate outcrops
0
10m
20m
30m
350
330
300
270
250
Silicified, hematitic conglomerate, thin quartz vein zone (1-10)
Silicified conglomerate outcrops
11.75m @ 0.30 g/t Au, 3.16 g/t Ag
Quartz vein
12.50m @ 2.54 g/t Au, 3.86 g/t Ag
including:
1.30m @ 18.50 g/t Au, 26.10 g/t Ag
Fault
29.30m @ 0.59 g/t Au, 2.03 g/t Ag
including:
0.60m @ 7.94 g/t Au, 19.75 g/t Ag
Fault - Quartz vein
FAULT
High Resistivity Anomaly
T.D. 137.10 m
LEGEND
Quartz Vein
Fault
Quartz Vein Zone
Conglomerate
Sandstone
Unoxide

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10.4	Hugla Tepe Drill Results

(Refer to Figures 10.6 and 10.7; Tables 10.3 and 10.4)

At Hugla Tepe, drilling consisted of 16 core holes totaling 2,386 meters from campaigns in 2007 and 2009-2010, and five RC holes totaling 711 meters from the 2008 program. The holes had an average total depth of 147.5 meters, and oxide mineralization was consistently intersected from the surface to down-hole depths of 100 to 130 meters. The drilling was oriented to the northwest and southeast to test the northeast trending, steeply dipping zone of veining, silicification, and surface gold-silver mineralization. In addition, the drilling tested a shallow (0-50 meters) IP anomaly that clearly marks the main Hugla Tepe vein zone, as well as parallel to sub-parallel targets at depth.

The initial three holes drilled delineated a 350 meter long zone of gold-silver mineralization, with hole AKC-3 intersecting 24.8 meters averaging 1.54 g/t gold and 17.19 g/t silver. The 2008 RC drilling extended the zone along strike, and filled-in between core holes AKC-3 and AKC-5. Twelve of the thirteen core holes drilled in 2009-2010 intersected significant gold-silver mineralization, although the majority of the intercepts were relatively low grade (< 1 g/t Au). AKC-29 returned a long, 166.7 meter intercept, but the hole was collared in the footwall of the zone, and as currently interpreted, cuts across a true width of 40 meters. Although AKC-29 appears to have cut the vein zone at a highly oblique angle, it demonstrates the continuity of gold-silver mineralization up and down dip within the zone. Three holes (AKC-23, AKC-27, and AKC-28) were collared approximately 65 to 90 meters southeast of the mapped vein, and further defined the oxide gold-silver mineralized zone at depth (i.e., currently defined as over 100 meters vertical extent), as well as along strike. In total, the Hugla Tepe zone has 650 meters of northeast trending strike length defined by a combination of drilling, geological mapping, gold-silver rock geochemistry, and IP-resistivity anomalies. An approximate true width for the zone is on the order of 5 to 50 meters, with 100 meters of vertical extent. The Hugla Tepe zone remains open along strike and to depth.

Table 10.3. Hugla Tepe Core Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-3	20.7	45.5	24.8	1.54	17.19	1.85	Estimated true thickness 55 -90%
AKC-4	32.5	74.5	42	0.51	9.59	0.68	Estimated true thickness 55 -90%
	90.9	99.05	8.15	0.42	7.59	0.56
	110.5	134.5	24	0.61	3.18	0.67
AKC-5	15	63.2	48.2	1.01	18.02	1.34	Estimated true thickness 55 -90%
	111.25	118.5	7.25	5.07	55.58	6.08
	129.2	156	26.8	0.42	2.53	0.47
AKC-11	45.3	59.3	14	0.42	4.33	0.5	Hugla Tepe. Estimated true thickness 80 -100%

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AKC-12	53.5	70.2	16.7	0.43	4.54	0.51	Hugla Tepe. Estimated true thickness 80 -100%
AKC-13	24	42.2	18.2	0.96	2.94	1.01	Also 1.5m (55.5-57m) @ 2.26 g/t Au & 45.4 g/t Ag. Estimated true thickness 80 -100%
AKC-14	5	23	18	0.34	1.4	0.37	Hugla Tepe parallel zone. Estimated true thickness 80 -100%
AKC-18	7	26.6	19.6	0.23	1.54	0.26	Hugla Tepe parallel zone. Estimated true thickness 80 -100%
AKC-19	No Significant intercepts						Estimated true thickness 80 -100%
AKC-21	77	89.6	12.6	0.21	1.37	0.23	Estimated true thickness 80 -100%
AKC-23	98.5	106.2	7.7	1.77	3.36	1.83	Fills in along strike and to depth. Estimated true thickness 60 -90%
including	104	106.2	2.2	6.06	9.8	6.24
AKC-27	56	74.2	18.2	0.68	9.58	0.85	Fills in along strike and to depth. Estimated true thickness 60 -90%
AKC-28	103.6	117.85	14.25	0.46	1.76	0.49	Fills in along strike and to depth. Estimated true thickness 60 -90%
AKC-29	13.1	179.8	166.7	0.57	3.58	0.64	Collared in zone footwall - true thickness interpreted as ~40 meters.
including	19	21.2	2.2	4.08	52.19	5.03
including	138.45	141.5	3.05	2.65	3.74	2.72
including	155.2	159	3.8	2.18	3.69	2.25
including	166.2	179.8	13.6	1.68	3.47	1.74
AKC-30	0	9.1	9.1	0.28	1.95	0.32	Fills in along strike & to depth. Estimated true thickness 77 - 89%
AKC-31	4.2	27.1	22.9	0.75	6.99	0.88	Fills in along strike. Estimated true thickness 77 - 89%
including	12	18.7	6.7	1.24	11.35	1.45

Table 10.4. Hugla Tepe Reverse Circulation Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)
ARC-101	105	121	16	0.66	1.61	0.69
ARC-102	12	20	8	0.58	5.71	0.68
ARC-102	102	109	7	1.88	2.93	1.93
ARC-103	2	23	21	0.81	10.5	1.00
ARC-104	76	101	25	1.16	1.78	1.19
ARC-104	117	137	20	0.33	0.61	0.34
ARC-105	15	40	25	0.49	5.07	0.58
Estimated true thicknesses of 80 – 100% of reported interval.

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Figure 10.6. Hugla Tepe Drill Results Plan Map.

AKC-24
AKC-16
AKC-18
AKC-31
ARC-102
ARC-101
AKC-13
AKC-14
AKC-3
ARC-103
AKC-30
AKC-23
ARC-104
ARC-105
AKC-29
AKC-19
AKC-5
AKC-4
AKC-27
AKC-12
AKC-11
AKC-28
AKC-21
NW
SE
Drill Assay Results
Au ppm
> 5.000
1.000 - 5.000
0.500 - 1.000
0.200 - 0.500
0.050 - 0.200
< 0.050
Core
RC
20 m contour interval
Soil >0.100 ppm Au
Drill Roads
IP Resistivity Targets
Faults
Veins
Alluvium
Conglomerate
Dacite
Granite
Hornfels
Limestone
Sandstone
Schist
Section line
200 Meters
EURASIAN MINERALS INC.
Hugla Tepe Mineralized Zone
Drilling Results (Au ppm)
EMX
November 2011

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**Figure 10.7. Hugla Tepe Cross Section Through AKC-27.**

HUGLA TEPE AKC-27 DRILL SECTION
Section Looking North - East
Scale : 1/5000
AKC - 27
N
Scale : 1/500
NW
SE
0
10m
20m
30m
1 : 500
420m
400m
380m
360m
340m
FAULT
18.2m @ 0.68 g/t Au, 9.58 g/t Ag
Conglomerate - Quartz Vein @ Silica Zone
53.00 - 54.50 (1.50m) Siltstone - Qtz Vein Zone
Conglomerate @ Qtz Vein Zone
68.50 - 74.20
74.20 m
High Resistivity Anomaly
Ox
UnOx
T.D. 130.00 m
LEGEND
Quartz Vein
Quartz Vein zone
Breccia
Sandstone
Claystone
Conglomerate
Fault
Unoxidized

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10.5	Fula Tepe Drill Results

(Refer to Figures 10.8 and 10.9; Table 10.5)

Eight core holes, totaling 1,200.7 meters, were drilled at the Fula Tepe prospect during the 2009 and 2011 drill campaigns. The holes have an average total depth of 150.1 meters, with oxide mineralization variably encountered from 100 to 200 meters depth. The holes were oriented both to the northwest and southeast to test a segment of a 900 by 200 meter, northeast trending target corridor defined by mapped veins and silicification, surface sampled gold-silver mineralization, and IP-resistivity anomalies.

The five core holes drilled in 2009 all returned significant oxide gold-silver intercepts, with hole AKC-7 intersecting two gold-silver zones of 11.2 meters averaging 0.53 g/t gold with 9.20 g/t silver, and 37.25 meters at 1.51 g/t gold with 6.32 g/t silver. The three core holes drilled in 2011 also intersected significant mineralization, and extended the zone to the north, of which AKC-48, intersected three mineralized zones, including an intercept of 15.4 meters (10m true width) averaging 1.96 g/t gold and 15.95 g/t silver. Furthermore, there is low grade mineralization between these zones, with the upper 79.4 meters of AKC-48 broadly mineralized and averaging 0.69 g/t gold and 5.31 g/t silver (including internal dilution). Similarly, AKC-49 also intersected multiple intervals of mineralization that correlate with mapped IP-resistivity trends, with the upper 144.7 meters averaging 0.34 g/t Au and 3.02 g/t Ag (including internal dilution). The Fula Tepe drill results delineate a 350 by 140 meter gold-silver zone within the overall target corridor, with a number of mapped veins and IP-resistivity anomalies that have yet to be drill tested.

Table 10.5. Fula Tepe Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-6	0	32	32	0.91	9.09	1.08	Estimated true thickness 80 -100%
	46	56.5	10.5	0.34	4.75	0.43
AKC-7	0	11.2	11.2	0.53	9.2	0.7	Multiple zones of Au-Ag mineralization. Estimated true thickness 80 -100%
	20	57.25	37.25	1.51	6.32	1.62
AKC-8	0	44.8	44.8	0.91	5.04	1	Fula Tepe. Also 5.4m (24.7-30.1m) @ 0.77 g/t Au & 7.28 g/t Ag. Estimated true thickness 80 -100%
AKC-9	0	22	22	0.39	6.62	0.51	Also 3.5m (18.5-22m) @ 1.03 g/t Au & 12.93 g/t Ag; 2.5m (80-82.5m) @ 1.11 g/t Au & 15 g/t Ag. Estimated true thickness 80 -100%
	60	82.5	22.5	0.71	5.24	0.81
	38	49.7	11.7	0.5	6.93	0.63	Estimated true thickness 80 -100%
	110.25	126	15.75	0.32	1.52	0.35

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AKC-47	47.5	64	16.5	0.32	2.84	0.37	Broadens Au-Ag zone 60m north w/ intercepts of veining & mineralization concealed beneath cover. True width interpreted at 87% of reported interval.
	100	110.5	10.5	0.23	1.65	0.26
AKC-48	30.6	46	15.4	1.96	15.95	2.25	Broadens zone and fills-in along strike.
Three zones of Au-Ag mineralization
correlate with IP-resistivity, mapped
veins, and surface geochem. The upper
79.4 m averaged 0.687 g/t Au & 5.31 g/t
Ag including dilution. True width
							interpreted at 67% of reported interval.
including	31.5	38.2	6.7	2.43	30.5	2.98
including	43	44.5	1.5	7.71	18.55	8.05
	58.2	79.4	21.2	0.8	2.67	0.85
including	63.8	70.9	7.1	1.61	5.18	1.7
AKC-49	35.8	44.3	8.5	0.53	9.67	0.71	Five intervals of mineralization
intercepted along the main Fula Tepe
trend of mineralization and mapped IP-
resistivity anomalies. The upper 144.7m
of the hole averaged 0.338 g/t Au and
3.02g/t Ag including dilution. True width
							interpreted at 76% of reported interval.
	67.3	85.1	17.8	0.55	4.08	0.62
	116	123	7	1.73	2.7	1.78
including	141.6	142.6	1	6.55	9.32	6.72
	204.85	215.25	10.4	0.61	22.1	1.01

Figure 10.8. Fula Tepe Drill Results Plan Map

623600
623800
624000
624200
4422000
4421800
NW
SE
AKC-47
AKC-49
AKC-10
AKC-48
AKC-7
AKC-8
AKC-9
AKC-6
Drill Assay Results
Au ppm
> 5.000
1.000 - 5.000
0.500 - 1.000
0.200 - 0.500
0.050 - 0.200
< 0.050
Core
RC
Soil >0.100 ppm Au
Drill Roads
IP Resistivity Targets
Faults
Vein
20 m contour interval
Alluvium
Conglomerate
Dacite
Granite
Hornfels
Limestone
Sandstone
Schist
Section line
0
50
100
200 Meters
EURASIAN MINERALS INC.
Fula Tepe Mineralized Zone
Drilling Results (Au ppm)
EMX
November 2011

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Figure 10.9. Fula Tepe Cross Section Through AKC-48.

FULA TEPE AKC-48 DRILL SECTION
RESISTIVITY
Resistivity in ohm.m
Scale : 1/ 5000
CHARGEABILITY
Chargeability in msec
Scale : 1/ 5000
NW
SE
AKC-48
NW
SE
Scale : 1/500
15.40m @ 1.96 g/t Au, 15.95 g/t Ag
including:
6.70m @ 2.43 g/t Au, 30.50 g/t Ag
1.50m @ 7.71 g/t Au, 18.55 g/t Ag
21.20m @ 0.80 g/t Au, 2.67 g/t Ag
including:
7.10m @ 1.81 g/t Au, 5.18 g/t Ag
High Resistivity
AKC-48
T.D. 227.80m
LEGEND
Quartz Vein
Quartz vein zone
Conglomerate
Sandstone
Sulfide
High Resistivity Anomaly

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10.6	Other Central Target Area Drill Results

Three core holes were drilled to test two northeast trending IP-resistivity targets and a surface mapped vein between the Hugla Tepe and Kucukhugla Tepe zones. Two holes tested 100 meters of trend length along a 500 meter long anomaly. AKC-16 intersected two significant intervals of mineralization and AKC-24 returned sporadic intercepts of anomalous gold-silver, as well as quartz veining and silicification (Table 10.6) . The second target, marked by mapped quartz veins and an IP-resistivity anomaly, was drilled with AKC-22 and intersected 8.1 meters averaging 0.35 g/t gold.

Table 10.6. Central Target Tepe Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
	0	21.1	21.1	0.22	1.12	0.24	IP target concealed beneath soil cover. Also 3.5m (60.5-64m) @ 5.0 g/t Au & 13.1 g/t Ag. Estimated true thickness 80 - 100%
	32.5	44.5	12	0.31	2.62	0.36
AKC-22	81.5	89.6	8.1	0.35	1.84	0.38	IP target north of Kucukhugla Tepe Estimated true thickness 60 -90%
AKC-24	Anomalous Au-Ag occurs sporadically						Blind IP resistivity target west of Hugla Tepe. Silicified 18-36m. Estimated true thickness 60 -90%

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	82

10.7	Sarikaya Tepe Drill Results

(Refer to Figures 10.10 and 10.11; Table 10.7)

Three core holes, totaling 421.4 meters, were drilled in 2011 at Sarikaya Tepe to test a 500 by 80 meter zone of surface exposed quartz veining, silicification, and gold-silver mineralization coincident with a steep north-northwest topographic high (Figure 10.10) . The holes consistently intersected broad zones of significant gold-silver mineralization at depth, and delineated approximately 200 meters of strike length at a drill spacing of 75 to 100 meters (Table 10.7) . In addition to the thick intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver in AKC-58 and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver in AKC-59. The holes intersected oxide mineralization hosted in conglomerates and sandstones, with deeper, un-oxidized sulfide intercepts that were consistently enriched in both gold and silver.

Table 10.7. Sarikaya Tepe Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-57	23.1	81	57.9	0.63	8.77	0.79	Zone occurs as unoxidized (1-2% sulfides) mineralization hosted in conglomerates and sandstones. True thickness interpreted at 65- 85% of reported interval.
including	56.1	69	12.9	1.02	21.03	1.4
AKC-58	50.8	109.1	58.3	1.35	13.93	1.6	Zone occurs as unoxidized (1-2% sulfides) mineralization in conglomerates, sandstones & hydrothermal breccias. True thickness interpreted at 65-85% of reported interval.
including	58.7	70.1	11.4	4.9	45.75	5.73
AKC-59	8	22.2	14.2	4.61	2.22	4.65	Upper zone (8-22m) occurs as oxide
mineralization, and lower zone (53.9-
121.8m) as a combination of oxide and
unoxidized (<1-1% sulfides) mineralization
in conglomerates & sandstones. True
thickness interpreted at 60-80% of reported
							interval.
including	14.9	20.7	5.8	10	4.16	10.08
	53.9	121.8	67.9	1.35	16.08	1.64
including	53.9	71.9	18	2.86	32.97	3.46
including	109.8	111.8	2	9.56	64.7	10.74

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Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	84

**Figure 10.11. Sarikaya Tepe Cross Section Through AKC-59.**

SARIKAYA TEPE ZONE AKC-59 DRILL SECTION
NE
SW
Moderate silicification conglomerate
Strong silicification conglomerate
AKC-59
Scale : 1/ 500
NE
SW
0 10 20 30 m
Scale : 1/500
260m
240m
220m
200m
180m
160m
140m
AKC-59
14.20m @ 4.61 g/t Au, 2.22 g/t Ag
including:
5.80m @ 10.00 g/t Au, 4.16 g/t Ag
67.90m @ 1.35 g/t Au, 16.08 g/t Ag
including:
18.00m @ 2.86 g/t Au, 32.97 g/t Ag
2.00m @ 9.56 g/t Au, 64.70 g/t Ag
LEGEND
Quartz Vein
Quartz Vein Zone
Silica Breccia
Conglomerate
Claystone
Sandstone
Siltstone
Sulphide
Fault
Strike-dip of Fault
Strike-dip of Quartz Vein
Strike-dip of Bedding
Strike-dip of Fracture
Boundary of Conglomerate Silicification levels
Rock sample

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10.8	Arap Tepe Drill Results

(Refer to Figures 10.12 and 10.13; Table 10.8)

Thirteen core holes, totaling 1211.6 meters, were drilled in the Arap Tepe target area during the 2009 and 2010 drill campaigns. The holes had an average total depth of 93.2 meters, and the drill programs were designed to test four separate target zones in a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies. The drilling was concentrated on Zone A, but Zones B, C, and a blind IP target were also drill tested (refer back to Figure 10.1) .

The nine holes completed at Zone A returned some of the best drill results for the Akarca property (Table 10.8) . Five holes drilled at the end of the 2010 campaign returned thick intercepts of oxide gold-silver mineralization, as well as high-grade vein sub-intervals. Hole AKC-36 intersected 66.1 meters averaging 2.13 g/t gold, including a higher grade sub-interval of 26.2 meters averaging 4.69 g/t gold with a vein-hosted high-grade intercept of 3.6 meters (25.2 -28.8 m) at 21.23 g/t gold and 22.71 g/t silver. AKC-37 intersected 55.4 meters of near-surface mineralization averaging 3.10 g/t gold, with a higher grade sub-interval of 24.65 meters averaging 5.99 g/t gold, and high-grade vein mineralization of 3 meters averaging 33.53 g/t gold and 28.92 g/t silver. The four holes drilled in 2011 also intersected significant oxide gold-silver mineralization, and extended the drill defined strike length to 250 meters. Holes AKC-40, -43, and -44 extended the zone to the west-northwest, consistently intersecting an approximately 40 to 50 meter thick zone of gold-silver mineralization, including 55.0 meters averaging 0.67 g/t gold in hole AKC-40. AKC-41 extended the zone further to the southeast. The majority of Zone A has not been drill tested, with further potential identified by outcrops of quartz veining and IP-resistivity anomalies.

Elsewhere in the Arap Tepe target area, four reconnaissance holes approximately 500 meters to the south and west of Zone A were drill at Zone B, Zone C, and on an IP-resistivity target. Hole AKC-42 intersected anomalous gold mineralization and pathfinder geochemistry (i.e., arsenic and mercury) in Zone B, along with hornfels altered sedimentary rocks and disseminated sulfides at the end of the hole. At Zone C, two holes collared from the same pad (AKC-45, -45B) intersected mineralization including 44.3 meters averaging 0.72 g/t gold, and defined 30 meters of dip extent to the zone. Zone C remains open along strike and down dip. AKC-46 was drilled in the middle of a 640 meter long concealed IP resistivity target and intersected anomalous gold mineralization (i.e., > 0.1 g/t Au) in 35% of the drilled intervals. There are nine IP-resistivity anomalies in the Arap Tepe target area that represent over 3000 meters of untested vein zone targets beneath cover.

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Table 10.8. Arap Tepe Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-35	0	34.8	34.8	0.81	1.31	0.83	Arap Tepe A Zone. True thickness interpreted as 72% of reported interval.
including	15.1	20.2	5.1	3.77	1.61	3.8
AKC-36	0	66.1	66.1	2.13	4.3	2.21	Arap Tepe A Zone. True thickness interpreted as 45 - 65% of reported interval.
including	18	44.2	26.2	4.69	7.99	4.84
also	25.2	28.8	3.6	21.23	22.71	21.64
AKC-37	0	55.4	55.4	3.1	4.89	3.19	Arap Tepe A Zone. True thickness interpreted as 65-85% of the reported interval.
	13.7	38.35	24.65	5.99	6.18	6.1
including	31	34	3	33.53	28.92	34.06
AKC-38	0	57	57	1.25	3	1.3	Arap Tepe Zone A. True thickness interpreted as 65-85% of the reported interval.
including	12.6	16.6	4	6.11	4	6.18
including	31.7	37.9	6.2	3.28	5.1	3.37
AKC-39	4	60.5	56.5	0.85	2.08	0.89	Arap Tepe Zone A. True thickness interpreted as 65-85% of the reported interval.
including	21.5	22.8	1.3	6.92	2.41	6.96
including	42.6	46.9	4.3	3.37	4.79	3.46
AKC-40	7.6	62.6	55	0.67	2.44	0.71	Zone A. Step out hole to the west-northwest. True width interpreted at 79% of reported interval.
including	14.9	17.7	2.8	1.68	5.61	1.78
including	44.5	48.3	3.8	1.8	2.07	1.84
AKC-41	0	15.6	15.6	0.34	2.05	0.38	Zone A. Step out hole to the southeast. True width interpreted at 71% of reported interval.
AKC-42	No Significant intercepts						Zone B. Hornfels and disseminated sulfides.
AKC-43	15.6	63.9	48.3	0.42	1.58	0.45	Zone A. Step out hole to the west-northwest. True width interpreted at 79% of reported interval.
	87.8	104.3	16.5	0.22	0.55	0.23
AKC-44	15.3	68.1	52.8	0.27	1.85	0.3	Zone A. Step out hole to the west-northwest. True width interpreted at 79% of reported interval.
AKC-45	26.6	70.9	44.3	0.72	6.12	0.83	Zone C. Intersected IP-resistivity target at depth. True width interpreted at 79% of reported interval.
including	43.1	50	6.9	1.95	13.58	2.2
including	63	64.8	1.8	3.39	17.65	3.71
AKC- 45B	3.6	15.6	12	0.42	1.06	0.44	Zone C. Re-drill of AKC-45. True width interpreted at 79% of reported interval.
	24.6	56.8	32.2	0.46	3.55	0.52
AKC-46	No Significant intercepts						35% of the hole intersected > 0.1 g/t Au.

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Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	88

**Figure 10.13. Arap Tepe Cross Section Through AKC-36.**

ARAP TEPE AKC-36 DRILL SECTION
Section Looking; South - East
Scale : 1/5000
Scale : 1/500
0 10m 20m 30m
1 : 500
Projected 8 m from SE
Projected 9 m from SE
1760 ppb Au
1730 ppb Au
165 ppb Au
136 ppb Au
NE
SW
AKC - 36
340 m
320 m
300 m
280
260
260 m
Quartz Vein floats and subcrop
ROAD
22.00 m
33.30 m
Weak silicified sandstone place to place quartz vein floats
High Resistivity Anomaly
66.10m @ 2.13 g/t Au, 4.30 g/t Ag
including:
26.20m @ 4.69 g/t Au, 7.99 g/t Ag
including:
3.60m @ 21.23 g/t Au, 22.71 g/t Ag
Ox
UnOx
T.D. 111.00
LEGEND
Quartz Vein
Conglomerate
Quartz Breccia
Fault
Quartz Vein zone
Unoxidized
Sandstone
Claystone

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	89

10.9	Percem Tepe Drill Results

(Refer to Figure 10.14 and 10.15 and Table 10.9)

Four core holes, totaling 401 meters, were drilled at Percem Tepe in 2011 to test two zones (i.e., Zones B and C) located approximately 650 meters from each other along a northwest trend of veining and surface sampled gold-silver mineralization. Zone B was intersected by holes AKC-55 and AKC-56 along 100 meters of strike length, and Zone C was tested with holes AKC-53 and AKC-54 along 35 meters of strike length. The holes consistently intersected oxide mineralization hosted in conglomerates and sandstones, but most of the intervals were relatively thin and low grade. For example, AKC-54 intersected two parallel mineralized zones of 7 and 7.2 meters, both averaging 0.52 g/t gold. The best drill intercept came from AKC-56, which reported as 102.2 meters (66 - 86m true width) averaging 0.57 g/t gold and 5.50 g/t silver. This intercept occurs at the northwest end of veining, anomalous surface samples, and an IP-resistivity anomaly. The zones remain open for extension along strike and down dip.

Table 10.9. Percem Tepe Drilling Significant Intercepts.
Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Au- Equiv (g/t)	Comments
AKC-53	Anomalous mineralization of 6.2 m @ 0.18 g/t Au						Percem Tepe Zone C. Anomalous mineralization of 6.2m @ 0.18 g/t Au.
AKC-54	5.8	12.8	7	0.52	5.35	0.62	Percem Tepe Zone C. Two parallel mineralized zones intersected. True width interpreted at 70-80% of reported interval.
	44.9	52.1	7.2	0.52	0.41	0.53
AKC-55	15.1	23.4	8.3	1.09	5.03	1.18	Percem Tepe Zone B. True width interpreted at 65-70% of reported interval.
AKC-56	17.3	119.5	102.2	0.57	5.5	0.67	Percem Tepe Zone B. Mineralized zones at NW end of veining, anomalous surface samples, and IP-resistivity anomaly. True width interpreted at 75-85% of reported interval.
including	25.5	53.7	28.2	1.17	11.44	1.38

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Figure 10.14. Percem Tepe Drill Results Plan Map.

627600
627800
628000
628200
628400
4423000
4422800
AKC-53
AKC-54
AKC-55
AKC-56
N
S
Drill Assay Results
Au ppm
> 5.000
1.000 - 5.000
0.500 - 1.000
0.200 - 0.500
0.050 - 0.200
< 0.050
Core
RC
20 m contour interval
soil_Au_100
Drill Roads
Section line
Veins
Faults
Alluvium
Conglomerate
Dacite
Granite
Hornfels
Limestone
Sandstone
Schist
Volcanics
0 50 100 200 Meters
EURASIAN MINERALS INC.
Percem Tepe Mineralized Zone
Drilling Results (Au ppm)
EMX
November 2011

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Figure 10.15. Percem Tepe Cross Section Through AKC-56.

PERCEM TEPE Z0NE-B AKC-56 DRILL SECTION
RESSTIVITY
Resistirity in ofm.m CI = .05
Scale : 1/
CHARGEABILITY
Chargeability in nsec CI = 0.5
Scale : 1/
Scale : 1/500
N
S
Road
S7
AKC-56
P-78
Scale : 1/
0 10 20 30
320m
300m
280m
260m
240m
220m
AKC-56
102.20m @ 0.57 g/t Au, 5.50 g/t Ag
including:
28.20m @ 1.17 g/t Au, 11.44 g/t Ag
LEGEND
Quartz Vein
Quartz Vein & Quartz breccia Zone
Quartz Subcrop area
Conglomerate
Sandstone
Claystone
Metasediment - Siltstone
Silica Zone
Sulfide
Fault
High Resistivity Anomaly

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	92

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

The EMX and the AES JV sample security, preparation, analytical, and QA/QC procedures for the Akarca project met or exceeded CIM Best Practice guidelines for a property at this stage of exploration. The surface and drill samples were representative of the low sulfidation altered and gold-silver mineralized material, with special care given to avoid ‘high grading’ or introducing other biases during the process. All sampling was conducted under the supervision of an EMX geologist. Details of the sampling procedures, quality control measures, and methods of sample splitting and reduction before dispatch to ALS Chemex for sample preparation and analysis are given in the respective sections for soil (Section 9.1.2), rock (Section 9.1.3), core (Section 10.1), and RC (Section 10.2) sample types. All surface exploration and drill samples were submitted to the ALS Chemex laboratory in Izmir, Turkey for sample prep and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for assay and geochemical analysis. Both Eurasian and Centerra are independent of ALS Chemex.

11.1	Sample Security

The chain of custody and security of all Eurasian and AES JV exploration samples started with prompt and secure delivery from the field to the company’s logging and storage facilities in the nearby villages of Sapci or Komurcukadi. The facilities have well-secured buildings surrounded by a barbed wire fence that is locked when unoccupied by Eurasian personnel and monitored by a company hired watchman.

All handling of exploration samples was under the control and supervision of an EMX geologist. Core samples were boxed and transported at the end of a drilling shift and RC samples for a given hole were delivered upon completion. Drill samples were bagged and groups of four to five samples were placed in a large nylon rice sack that was secured with zip lock ties in preparation for shipping. Shipment of samples to the ALS Chemex Izmir prep lab was via commercial ground carrier every one to three days. The samples arrived at ALS Chemex Izmir within 24 hours of shipment. Archived core boxes, RC coarse rejects and chip trays are currently in storage at the AES JV’s facilities.

11.2	Sample Preparation

The sample preparation of the soils consisted of:

  Logging, drying (at < 120° C if necessary) and weighing of the sample as delivered.
  Dry screening to -80 mesh (plus and minus fraction saved, minus fraction split for assay).

The sample preparation of rock, core, and RC chip samples consisted of:

  Logging, drying (at < 120° C if necessary) and weighing of the sample as delivered.
  Fine crushing of rock chip and drill samples to better than 70% -2mm (CRU-31).
  Riffle split 1 kilogram sub-sample (SPL-21).
  Pulverize a 1 kilogram split to better than 85% passing minus 75 micron (PUL-32).
Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	93

A 100 gram split from the master pulp for a given sample has been retained by EMX and is stored in a locked and secured storage company facility in Izmir, Turkey.

11.3	Sample Analysis

The soil, rock, and core samples were analyzed for gold, silver, base metals, and a multi-element geochemical suite. The RC drill samples were assayed for gold and silver only. Specifics include:

  Soils were fire assayed for gold, with an ICP/AES finish. Silver, base metals, the multi-element suite were determined with an aqua regia digestion and ICP-MS/MS techniques (ME-MS41).
  Rock and core samples were fire assayed for gold, with an AAS finish (Au-AA23). Gold overlimit values (i.e., > 10 ppm) were fire assayed with a gravimetric finish. The ME-MS41 technique was used for the other elements. Silver overlimit samples (i.e., > 100 ppm Ag), were re-analyzed with four acid, near total digestion or aqua regia digestion and an AAS assay.
  RC drill samples were fire assayed for gold, with an AAS finish. Overlimit gold was fire assayed with gravimetric finish. Silver was analyzed with an aqua regia digestion and AAS.
11.4	Quality Assurance/Quality Control (QA/QC) Program

Eurasian implemented a systematic QA/QC program starting from the initial stages of the surface exploration program in 2006. This QA/QC program included the use of standard, blank, and duplicate QA samples. On average, one each of these QA sample types were inserted for every 30 field samples, effectively constituting approximately 10% of the total samples submitted for analysis. The laboratory QA results were monitored and QC issues addressed so as to ensure reliable, accurate, and reproducible assay databases. In addition, ALS Chemex’s internal QA/QC results were reviewed when appropriate for specific issues that were called into question.

A series of certified reference material (CRM) standards from Geostats Pty. Ltd. and Ore Research Pty. Ltd. were used for the Akarca QA/QC program. These CRMs spanned the range of expected gold and silver values from geochemically anomalous to ‘high-grade’ mineralized levels.

Blank QA samples were inserted to identify cross contamination issues that may have been introduced during the sample preparation process. The soil blanks were comprised of limestone-rich, silty to sandy soil taken in the vicinity of the project. The rock blanks for 2006 through 2010 were collected from the same general location, and were comprised of limestone. In 2011, EMX used certified coarse crush quartz blanks purchased from Acme labs. The baseline blank gold value is on the order of 3 ppb or less, and baseline silver is 0.10 ppm, which are at, or near, the respective detections limits for each element.

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Field duplicates were taken for each exploration sample type. For soils and rocks, approximately twice the normal sample weight was taken, and the duplicate samples split from the field sample. In the case of RC drill chips, the splits were taken during the sampling process conducted at the Sapci facility. The drill core duplicates were taken as sawn quarter core earlier in the program (i.e., 2007 and 2010), with the other quarter of the core retained as a sample archive for future reference. Subsequently, core duplicate samples were taken from the coarse rejects, and the entire ½ sawn core was retained for archive. Although the coarse reject duplicate sampling technique for core eliminates a component of the sampling variance as compared to quarter core, it is the author’s opinion that the differences are not of significant consequence in assessing the QC duplicate performance.

11.5.	Surface Rock and Soil QA/QC Results

(refer to Figures 11.1 through 11.6)

The surface sample CRM QC results consistently reported gold and silver within two standard deviations of the expected value, with only isolated, non-sequential cases occurring between two and three standard deviations (Figures 11.1 –11.3) . The CRM analysis for gold and silver both pass the QC tests, and it is concluded that the ALS Chemex assays are within acceptable limits of precision and accuracy.

The performance of the QC blank samples for soils shows that there are no significant issues with low level contamination (Figure 11.4) . Both gold and silver consistently reported at, or less, than 2 to 3 times the baseline blank value. Two blanks assayed at 4 times (i.e., between 0.012 and 0.015 ppm) the nominal baseline gold value. However, these are within the guideline limits of 3 to 5 times the detection limit, and they occur as single, isolated cases. The soil blank silver assays consistently reported at less than 0.2 ppm silver, and showed no significant issues with contamination at the low end.

For gold rock blanks, the samples were at, or near the 0.005 ppm detection limit, excepting one case at 0.016 ppm Au (3x the detection limit) (Figure 11.5) . Accordingly, it is concluded that there are no contamination issues with the rock sample gold blanks. For silver, there is one outlier at 1.43 ppm Ag that exceeds the tolerance threshold. However, this is an isolated case, and reports at a level that is not considered significant within the context of the mineralized zones at Akarca. As a result, silver blank results are interpreted as showing no significant level of contamination according to the surface rock blank QC results.

The duplicate samples for both surface sample types (i.e., soil and rock) reflect an acceptable reproducibility as portrayed by linear relationships on the scatter plots (Figure 11.6) . This is especially true considering the occurrence of high-grade, vein-hosted gold-silver mineralization at Akarca. This low sulfidation style of precious metals mineralization is expected to contribute some component of ‘nugget effect’ to the overall variance.

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Eurasian’s surface sampling procedures and protocols have yielded representative and reproducible results as evidenced by the duplicate samples.

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Figure 11.1. Surface Sample CRM QC Plots for Gold.

Surface Sampling
Oreas 61d
Au g/t
Sample Seq
Chemex Assay
+2 SD
-2 SD
+3 SD
-3 SD
Surface Sampling
Oreas 60b
Au g/t
Sample Seq
Chemex Assay
+2 SD
-2 SD
+3 SD
-3 SD
CRM GLG305-1
Surface Sampling
Au g/t
Sample Seq
Chemex Assay
CRM 1.015 g/t
+2 SD
-2 SD
+3 SD
-3 SD
230729 230770 230708 230368 230395 230790 230481 230315 250360 250395 250475 250603 251195

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Figure 11.2. Surface Sample CRM QC Plots for Gold.

CRM G902-1
Surface Sampling
Au g/t
0.6
0.55
0.5
0.45
0.4
0.35
0.3
0.25
0.2
250634
250662
250565
231274
231300
230836
230868
230999
231088
231152
231179
Sample Seq
Chemex Assay
CRM 0.031 g/t
+2 SD
-2 SD
+3 SD
-3 SD

CRM G300-10
Surface Sampling
Au g/t
2.4
2.3
2.2
2.1
2
1.9
1.8
1.7
1.6
250697
250841
250868
250896
250924
250950
250978
250758
251005
251061
251086
251110
251141
251171
Sample Seq
Chemex Assay
CRM 1.99 g/t
+2 SD
-2 SD
+3 SD
-3 SD

CRM G901-11C
Surface Sampling
Au g/t
1.6
1.5
1.4
1.3
1.2
1.1
1
34220
33541
34741
34936
56704
38369
57127
38392
38331
Sample Seq
Chemex Assay
CRM 1.34 g/t
+2 SD
-2 SD
+3 SD
-3 SD

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Figure 11.3. Surface Sample CRM QC Plots for Silver.

Surface Sampling
Oreas 60b
6.5
6
5.5
5
4.5
4
3.5
3
Ag g/t
Sample Seq

Surface Sampling
Oreas 61d
10.9
10.7
10.5
10.3
10.1
9.9
9.7
9.5
9.3
9.1
8.9
8.7
8.5
8.3
8.1
7.9
7.7
7.5
Ag g/t
Sample Seq

DDH Drill Samples
Oreas 62c
11.000
10.000
9.000
8.000
7.000
6.000
Ag g/t
Sample Seq

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11.6.	Diamond Drill Hole QA/QC Results

(refer to Figures 12.7 through 12.10)

The diamond drill hole QA samples passed all of the QC tests for CRM, blank, and duplicate samples. The CRM QC charts demonstrate excellent laboratory accuracy and precision for both gold and silver analyses. The CRMs represented in Figure 11.7 and 11.8, as well as other CRMs used in the program, consistently assayed within the two standard deviation bounds for gold and silver with grades ranging from the low to high ends.

The core QA blank samples show excellent low level performance for gold and silver, and confirm that cross contamination is not a problem (Figure 11.9) . This is especially important considering the multi-gram gold and silver intercepts reported from the drill core. Deviations from the baseline blank value are negligible.

The duplicate core sample analyses demonstrate a strongly linear correlation (Figure 11.10) . This linear relationship holds for both gold and silver values ranging from the low to high end. As with the rock sample duplicates, this correspondence is especially important considering the vein hosted high-grade gold-silver mineralization at Akarca.

The QC results from the CRM, blank, and duplicates samples confirm that Eurasian’s drill core sampling protocols yield reproducible and representative gold-silver assays.

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**Figure 11.7. Core sampling CRM QC Plots for Gold**

DDH Drill Samples
Oreas 60b
Au g/t
Sample Seq
DDH Drill Samples
Oreas 61d
Au g/t
Sample Seq
DDH Drill Samples
Oreas 62c
Au g/t
Sample Seq

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**Figure 11.8. Core sampling CRM QC Plots for Silver**

DDH Drill Samples
Oreas 60b
Ag g/t
Sample Seq
+2 SD
-2 SD
+3 SD
-3 SD

DDH Drill Samples
Oreas 61d
Ag g/t
Sample Seq
+2 SD
-2 SD
+3 SD
-3 SD

DDH Drill Samples
Oreas 62c
Ag g/t
Sample Seq
+2 SD
-2 SD
+3 SD
-3 SD

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Figure 11.10. Core sampling QC Duplicate Plots for Gold and Silver

DDH Drill Samples
Duplicates
y = 0.8816x + 0.0164
Au g/t (Duplicate)
Au g/t (Original sample)
0.00
0.50
1.00
1.50
2.00

DDH Drill Samples
Duplicates
y = 0.473x + 0.8727
Ag g/t (Duplicate)
Ag g/t (Original sample)
0.00
2.00
4.00
6.00
8.00
10.00
12.00
14.00
5.00
10.00
15.00

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11.7.	RC Drill Hole QA/QC Results

(refer to Figures 11.11 and 11.12)

The RC drill QA samples returned acceptable results for the CRMs, blanks, and duplicates. All gold CRM assays, except for one (G905-10, 120472), fall within the QC tolerance limits. The single exception falls just below the three standard deviation limit. Other CRMs within this ALS Chemex batch reported back satisfactorily. As a result, since the CRM is biased low, and considering that it is an isolated case, the RC CRMs are given a qualified QC acceptance for gold. For the silver analyses, three samples fall above and below the ±15% limits, but the reference sample average is 0.88 ppm Ag, which is at a low, sub-anomalous level. The fact that over 80% of the silver analyses are within the 15% bounds, the absence of systematic bias, and that values in question are at the low end, supports the conclusion that the ALS Chemex silver analyses appear accurate, but may have had some issues with low level precision during the 2008 reporting period (i.e., during the RC drill campaign).

The RC blank and duplicate QA samples returned excellent QC results. The blank gold and silver consistently reported at the respective detection limits, with minor exceptions at 2x to 3x detection limit. There was no low level contamination of the RC drill samples.

The duplicate samples display strong linear correlation on the scatter plots for both gold and silver. EMX’s RC duplicate sampling procedures yielded consistent and reproducible assay samples.

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**Figure 11.11. RC Drill Sampling CRM QC Plots for Gold and Silver.**

Akarca RC Drill Samples
G905-10
Au g/t
Sample Seq
Chemex Assay
CRM 6,75 g/t
+2 SD
-2 SD
+3 SD
-3 SD

Akarca RC Drill Samples
G902-1
Au g/t
Sample Seq
Chemex Assay
CRM 0,4 g/t
+2 SD
-2 SD
+3 SD
-3 SD

Akarca RC Drill Samples
G905-10
Ag g/t
Sample Seq
Chemex Assay
Mean 0,88 g/t
Plus 15%
Minus 15%

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11.8.	Screen Fire Assays

High-grade vein samples from select core holes were analyzed in 2010 with screen fire assay (“SFA”) analysis in order to determine if there was a “coarse” gold issue causing under-reporting with conventional fire assays (“FA”). A total of 53 coarse reject samples were selected from eight drill holes, and submitted for SFA. The intervals selected included multi-gram per tonne gold intervals as well as directly adjacent, lower grade mineralized intervals from up and down the hole. The inclusion of the lower grade intervals was to address issues of “selection bias” in selecting the SFA population. The linear relationships portrayed on the scatter plots for the FA versus SFA results indicate that there is not a coarse gold problem, and that conventional FA analysis for gold generates accurate and reproducible results (Figures 11.13a and 11.13b) . This conclusion is further supported with average grades that are within 4% of each other: 6.07 g/t Au for FA vs. 5.83 g/t Au for SFA.

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12.0	DATA VERIFICATION

The responsible independent author of this report (i.e., Dreier) conducted both field and office based data verification exercises for the Akarca project. In the field, duplicate core samples were taken, drill logs reviewed, select geological map and sampling sites confirmed, and drill hole collar locations spot checked. In the office, maps, reports, and digital databases were reviewed. The data verification conducted in both the field and office established the accuracy, reproducibility, and adequacy of the data used as the basis for this technical report.

12.1	Independent Duplicate Core Samples

The principal author of this report, Dr. J. E. Dreier, P. Geo., conducted independent verification of drill core sampling results during the site visit of July 31 to August 4, 2011. As a part of this exercise the core logs were reviewed, and it appears that the original core logging was accurate and that the geological interpretations accord with present geological concepts and norms. During the examination, Dreier selected sample intervals from six core holes as being representative of the project’s gold-silver mineralization, wall-rock alteration, and the geographic diversity of the target areas. One drill hole was chosen from each exploration area as follows: Hulga Tepe (AKC-5), Fulua Tepe (AKC-7), Kucukhulga Tepe (AKC-25), Arap Tepe (AKC-37), Sarikaya Tepe (AKC-57), and Percem Tepe (AKC-56).

Samples collected were quarter-splits sawn from the ½ core remaining after the original sampling or, where the core was broken, about one half of the remaining material was taken. The core was cut and/or sampled by technicians on site, and under the supervision of Dreier (Plate 12.1) . The samples were placed in double plastic bags identified by sample number and also by tickets removed from a sample book. The sample locations were recorded in the sample book. The filled sample bags were sealed with plastic tape and placed in labeled sacks, which were sealed with numbered security closures to enable the detection of tampering. In addition, four blank and four CRM standard QA samples were included with the sample submission. The independent samples remained under the author’s control until they were shipped to the ALS Chemex laboratory in Izmir for sample preparation. The prepared pulps were sent by ALS-Izmir to ALS’s Vancouver BC, Canada lab (ISO 9001:2000 and 17025:2005 accredited) for gold analysis by fire assay with an AAS finish, and silver assays that included aqua regia digestion and analysis with MS/AES techniques. The CRM standards returned gold and silver assays that passed the QC tests. The blank samples also passed the QC tests, although in one isolated case the blank assayed 37 ppb; the effect of this one outlier is judged to be of negligible consequence.

The duplicate analyses for gold show good correspondence between the original EMX sample results and the independent sample assays (Table 12.1 and Figure 12.1a) . The original EMX samples on average assayed 2.91 g/t versus 2.96 g/t gold for the independent samples, which corresponds to a 2% difference. There is excellent linear correlation, with an R**2 of 0.98. Of note from the scatter plot is that the independent samples do suggest a minor bias towards higher grades. This difference is not interpreted to be significant. If anything, there is excellent reproducibility of the relatively high-grade gold sample assay results.

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The duplicate analyses for silver show good linear correlation between the original sample results and the independent sample assays, with an R**2 of 0.93 (refer to Table 12.1 and Figure 1.12b) . The original EMX samples on average assayed 11.71 g/t versus 13.71 g/t silver for the independent samples, which corresponds to a 15% difference. Removal of two outliers from AKC-25 (49.1 -49.6m and 50.8 -52.8m) results in original versus duplicate sample averages of 11.94 g/t and 13.04 g/t silver, respectively, and brings the averages to within 8% of each other.

In the author’s opinion, the correlation between the original and independent duplicate drill core samples establishes that EMX’s drill sample assay results for gold and silver are reliable and reproducible within the context of geologic variance expected for a low sulfidation vein deposit.

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Table 12.1 Original Drill Samples and Independent Duplicate Samples.
Drill Hole				Original EMX Sample			Independent Duplicate Sample
Drill Hole	From	To	Length	Sample No	Au ppb	Ag ppm	Sample No	Au ppb	Ag ppm
AKC-5	22.3	22.8	0.5	75887	6060	122.00	69354	6030	108.00
AKC-5	24.0	24.9	0.9	75890	1495	24.70	69355	1460	23.00
AKC-5	24.9	25.5	0.6	75891	1975	38.80	69356	1795	30.90
AKC-5	25.5	26.0	0.5	75893	1330	20.10	69358	1540	22.10
AKC-5	32.5	34.0	1.5	75903	1010	11.80	69359	1185	14.25
AKC-5	34.0	35.0	1.0	75904	1705	21.80	69360	1795	24.60
AKC-25	47.5	48.3	0.8	271598	260	1.39	69362	228	2.32
AKC-25	49.1	49.6	0.6	271600	704	3.58	69363	2820	23.40
AKC-25	49.6	50.8	1.2	271601	1980	4.41	69364	2330	5.65
AKC-25	50.8	52.8	2.0	271602	3720	9.94	69365	5400	22.40
AKC-25	52.8	53.8	1.0	271603	1845	5.47	69367	2580	11.05
AKC-7	35.0	35.8	0.8	270112	2960	11.00	69368	4060	11.20
AKC-7	35.8	37.0	1.3	270113	2770	27.70	69369	4540	39.30
AKC-7	37.0	38.0	1.0	270114	3710	10.15	69370	3450	18.65
AKC-7	38.0	39.0	1.0	270115	162	2.80	69372	130	4.73
AKC-7	47.5	48.6	1.1	270124	498	0.75	69373	467	1.12
AKC-37	13.7	15.5	1.8	273130	5540	1.62	69374	5700	1.94
AKC-37	15.5	17.1	1.6	273131	1640	1.75	69376	1500	2.13
AKC-37	17.1	18.1	1.0	273132	931	1.29	69377	990	1.51
AKC-37	28.0	28.9	0.9	273143	3350	5.08	69378	4240	6.38
AKC-37	33.0	34.0	1.0	273148	43900	29.80	69379	33600	38.40
AKC-37	34.0	35.3	1.3	273149	809	2.86	69380	661	5.78
AKC-56	28.6	29.6	1.0	275265	1280	23.50	69382	1265	25.80
AKC-56	34.3	35.4	1.1	275270	3090	44.60	69383	3020	42.80
AKC-56	39.4	40.6	1.2	275275	1095	4.05	69384	992	3.92
AKC-56	45.1	46.1	1.0	275280	659	6.58	69385	1140	10.25
AKC-56	48.2	49.2	1.0	275285	1155	13.70	69386	1030	11.85
AKC-57	26.1	27.3	1.2	275374	359	4.44	69388	2340	3.99
AKC-57	27.3	28.5	1.3	275375	798	0.94	69389	1285	1.34
AKC-57	39.0	40.0	1.0	275385	354	10.95	69390	397	2.71
AKC-57	45.7	46.9	1.2	275392	363	5.18	69391	310	4.78
AKC-57	52.3	53.7	1.4	275399	331	3.30	69392	95	3.02
AKC-57	53.7	55.1	1.4	275401	495	2.58	69394	520	3.20
Weighted Average					2906	11.71		2956	13.71

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12.2	Independent Field Check of Geological Mapping, Surface Sampling, and Drill Collar Locations

The author (Dreier) conducted a field review of the project area on August 2nd and 3rd, 2011 in the company of Mesut Soylu, Emre Zeytin, and Kadir Polat with the objective of verifying the project’s geological mapping, sampling, and the locations of 10% to 20% of the drill hole collars (Plate 12.2) . In all, Dreier field-checked the locations of 25 drill hole collars, the locations and descriptions of about 30 channel samples, and the locations and bearings of mapped veins at 17 locations. This field work showed the geological maps and original drill hole locations are accurate to the limits of GPS instruments in common field use and are accurately portrayed on project maps. The geological maps and the descriptions of lithologic units and mineralization and wall-rock alteration types are in accord with presently accepted norms.

12.3	Independent Drill Assay Database Audit

An independent audit of the drill assay database was conducted to ensure the veracity of the gold and silver assays. This audit consisted of a random 10% check of the gold and silver assays reported in EMX’s database versus digital ALS certificates of analysis. The check found zero errors or discrepancies for the drill assay records, and clearly confirms the high quality of the drilling assay database.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The Akarca project is at an exploration stage of evaluation. No mineral processing or metallurgical testing has been performed.

14.0	MINERAL RESOURCE ESTIMATES

The Akarca project has undergone limited exploration drilling to date on the six known target zones (i.e., Kucukhugla, Hugla, Fula, Fula, Sarikaya, Arap, and Percem Tepe). There are no NI 43-101 resource estimates for the property.

15.0	MINERAL RESERVE ESTIMATES

Akarca is not an advanced property and therefore this section does not apply.

16.0	MINING METHODS

Akarca is not an advanced property and therefore this section does not apply.

17.0	RECOVERY METHODS

Akarca is not an advanced property and therefore this section does not apply.

18.0	PROJECT INFRASTRUCTURE

Akarca is not an advanced property and therefore this section does not apply.

19.0	MARKET STUDIES AND CONTRACTS

Akarca is not an advanced property and therefore this section does not apply.

20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Akarca is not an advanced property and therefore this section does not apply.

21.0	CAPITAL AND OPERATING COSTS

Akarca is not an advanced property and therefore this section does not apply.

22.0	ECONOMIC ANALYSIS

Akarca is not an advanced property and therefore this section does not apply.

23.0	ADJACENT PROPERTIES

There are no exploration properties adjacent to the Akarca project.

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24.0	OTHER RELEVANT DATA AND INFORMATION

The items set forth in this report constitute all the data known or available to the authors relating to the Akarca property. This report adequately and clearly reflects the state of knowledge as of the effective date.

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25.0	INTERPRETATION AND CONCLUSIONS

This section represents the independent QP’s (Dreier’s) interpretations, conclusions, and discussion of uncertainties for the Akarca project. As currently delineated, the Akarca property hosts structurally controlled gold-silver bearing quartz veins and silicified zones hosted in Neogene clastic rocks comprised of conglomerates, sandstones, tuffaceous sandstones, and siltstones. These clastic rocks unconformably overlie Paleozoic schists, re-crystallized limestones and Paleocene granites. The EMX and AES JV property position covers a district-scale area of 6 by 1.5 kilometers with six primary target areas: Kucukhugla Tepe, Hugla Tepe, Fula Tepe, Sarikaya Tepe, Arap Tepe, and Percem Tepe. “Tepe” is Turkish for peak, and the veined and silicified gold-silver zones form erosionally resistant topographic highs with up to approximately 200 meters of relief.

Akarca hosts alteration, mineralization and vein textures characteristic of low sulfidation epithermal (“LSE”) gold-silver deposits. Gold and silver is hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The alteration consists of weak clay alteration, quartz veining and weak silicification of the host rocks. The LSE alteration and textures are consistent with a shallow depth of formation, and there is evidence that epithermal activity was contemporaneous with Neogene extension, basin formation, and basin-fill sedimentation.

EMX and the AES JV have conducted surface sampling, geologic mapping, geophysical surveys, and drill campaigns that have characterized the six target areas for exploration project assessment, including: 2,293 soil samples, 2,500 rocks samples of various types (i.e., channel, grab, float, etc.), four IP surveys, 61 core holes totaling over 7,600 meters, and 11 RC holes totaling approximately 1,400 meters. The property geology, for the most part, is concealed beneath a thin veneer of soil and vegetation, with exposures principally occurring as discontinuous outcrops of veins and silicified zones, or in drainages or road cuts. As a result, the soil geochemistry and IP-resistivity surveys have been instrumental in broadly outlining areas of gold-silver mineralization, as well as buried vein targets. Within the target areas, outcrop mapping, rock sampling, and drilling have established continuity of the LSE vein systems and corridors of silicification along strike and down-dip.

The known structural corridors hosting gold and silver mineralization are oriented northeast-southwest and northwest-southeast, reflecting extension and horst and graben creation of the sedimentary basin hosting the LSE system. The vein systems range from approximately 100 to over 400 meters in length on the surface, with shorter outcrop extents at Percem Tepe. The widths typically vary from 0.5 to 15 meters, and locally (Sarikaya Tepe) in excess of 75 meters as constituted by brecciated and silicified zones as well as veins. The vein targets have only been tested to shallow depths of 30 to 110 meters below the surface. Where individual veins are not well developed, brecciated and silicified zones define the continuity along structures. The Akarca mineralization is gold dominant, with silver typically of secondary importance. Gold and silver grades in the mineralized zones range from greater than 0.2 ppm Au and geochemically anomalous Ag to over 10 ppm Ag, with locally higher grades of greater than 10 ppm Au and/or greater than 100 ppm Ag. Quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host lower grade disseminated mineralization. The mineralized zones are, to a large extent, oxidized to relatively consistent depths of 80 to 100 meters below the surface.

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A summary of exploration results for the six principal target areas is given below:

The Kucukhugla Tepe zone, located in the south of the Central Target area, is defined as a northwest trending 100 meter-wide corridor of oxide gold-silver mineralization occurring in two sub-parallel systems of veining and stockworking. Over 78% of the 627 rock samples assayed greater than 0.2 ppm gold, and more than 32% exceeded 10 ppm silver. The zone contains multiple high-grade surface samples greater than 10.0 ppm gold (n=34) and 100 ppm silver (n=43). Significant mineralization was intersected in 16 out of 20 holes along 600 meters of strike length, including intercepts of 63.7 meters (51-54m true width) averaging 1.54 g/t gold and 14.53 g/t silver.

The Hugla Tepe zone occurs in the middle of the Central Target area, and is outlined as a 650 by 350 meter gold-in-soil anomaly with IP-resistivity targets. The northeast trending vein zone can be followed at the surface for about 400 meters and is up to 7 to 8 meters thick. Hugla Tepe is relatively low grade, with a median grade of 0.29 ppm gold from 267 rock samples. Significant mineralization was intersected in 20 out of 21 holes along 650 meters of strike length, delineating oxide gold-silver mineralization to depths of approximately 80 - 100 meters.

The Fula Tepe zone, located at the north end of the Central Target area, consists of a 900 by 200 meter northeast trending corridor of anomalous gold- and silver-in-soil geochemistry, veining and wall-rock silicification, and IP-resistivity anomalies. The median grades from 195 rock samples are relatively high at 1.14 ppm gold and 13 ppm silver, with maximum grades of 31 ppm gold and 322 ppm silver. Drilling has delineated 350 by 140 meters of the zone, with one intercept of 15.4 meters (10m true width) averaging 1.96 g/t gold and 15.95 g/t silver.

Sarikaya Tepe, located west of the Central Target area, is a 500 by 75 meter zone of outcropping quartz veining and silicification coincident with a steep north-northwest topographic high. Three core holes at Sarikaya delineated approximately 200 meters of strike length at a spacing of 75-100 meters, and include a near surface intercept of 14.2 meters averaging 4.61g/t gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 g/t gold and 16.08 g/t silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver.

Arap Tepe is a three by two kilometer, northwest trending corridor of multiple, sub-parallel zones of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The veins range from 35-205 meters in strike length, and from 1-16 meters in width. Arap Tepe has vein zones marked by high-grade surface samples, including Zone A with rock chip sample results of 19.55 g/t gold, and Zone B with a channel sample result including 54.8 g/t gold and 24.7 g/t silver over 0.7 meters. Another noteworthy characteristic of the Arap Tepe target area is the presence of nine IP-resistivity anomalies representing over 3000 meters of untested vein targets beneath cover. Drill results include 11 out of 13 holes with significant intercepts, including 55.4 meters averaging 3.10 g/t gold from Zone A, which has 250 meters of drilled strike length.

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The Percem Tepe prospect, located north of Arap Tepe, is an 800-meter long northwest trend of oxide gold- silver mineralization from surface exposed gold-silver zones of silicification and quartz veining, as well as concealed targets identified by IP-resistivity anomalies. The 2011 drill confirmation consisted of four holes that intersected two zones (i.e., Zones B and C) located approximately 650 meters from each other, including an intercept of 102.2 meters (66 - 86m true width) averaging 0.57 g/t gold and 5.50 g/t silver.

The EMX and AES JV surface sampling, geologic mapping, geophysical survey and drilling programs clearly establish that Akarca is a gold-silver epithermal system with substantial high-grade vein target potential, as well as lower grade bulk tonnage exploration potential. Overall, the Akarca district has only been tested to relatively shallow depths, especially considering the evidence for a shallow depth of erosion, and that low sulfidation type veins may have vertical intervals exceeding 300 meters. Only 3 of 61 diamond holes have intersected basement schist, with none beneath the projection of the surface structure of vein and silicification. Basement-hosted structures and favorable wall-rocks adjacent to them present excellent exploration targets, for high-grade vein type and large-scale disseminated targets. All of the vein zones drill tested so far remain open along strike, and down-dip. A significant number of IP-resistivity targets remain untested, and provide further upside exploration potential on the property.

There are no significant risks that affect the reliability or confidence in the exploration information used as a basis for this report. The advancement of the Akarca project from exploration assessment to resource delineation will depend on drill defining the continuity and geometries of potentially economic grades and thicknesses of gold-silver mineralization. Furthermore, the metallurgical characteristics of the mineralized material must be established, although it is reasonably expected that the oxide mineralization outlined to date will have favorable metallurgical responses. Finally, EMX and the AES JV have converted License 20064048 from exploration to exploitation status as required by Turkish mining law, with the conversion of License 200610847 to exploitation status in progress. This conversion is considered to be procedural, and exploitation status is expected to be granted within the next three to five months.

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26.0	RECOMMENDATIONS

Exploration results from the EMX and AES JV programs have established Akarca as a property of merit, with zones of high-grade vein and lower grade disseminated gold-silver mineralization that have district-scale exploration potential. As follow-up to the successes of the 2006-2011 campaigns, a 12 month exploration program is recommended totaling approximately US $4.5 million as summarized below and outlined in Table 26.1.

1)

Core drilling program of 10,000 meters to: a) further define the lateral and vertical continuity of gold-silver mineralization, b) test the potential for basement-hosted mineralization, and c) test IP-resistivity and other target zones.

2)	Trenching and channel sampling programs to extend zones along strike and identify parallel zones at surface.

3)	Extend the soil sampling grid cover Sarikaya Tepe and other areas to identify targets for more detailed follow-up.

4)

Continue surface mapping and rock sampling over the entire property position, with specific goals to a) compile a property-wide 1:10,000 geologic map and b) develop a structural model related to mineralizing controls.

5)	Extend, and fill-in IP surveys over Sarikaya Tepe and Percem Tepe.

6)	Initiate a gravity study to map basement bounding structures.

7)	Initiate metallurgical studies including bottle roll tests and cyanide AA assays of drill pulps.

8)	Survey drill roads and drill hole collar locations with DGPS.

9)	Continue to meet environmental requirements with ongoing monitoring, and initiate the EIA study.

The principal objective of the 2012 exploration program is to drill test the vein zones to depth, and into the basement rocks where schists may host bonanza grade veins, and carbonate-rich rocks have the potential to host bulk mineable disseminated deposits. The Sarikaya Tepe zone hosts high-grade gold-silver intercepts, and basement rocks were intersected in hole AKC-57 at 116.3 meters depth. The higher grades intersected at Sarikaya Tepe make it a priority. The Sarikaya zone dips to the northeast and it is recommended that this zone be tested by holes drilled from the northeast into the target at depth. In addition, Arap Tepe (AKC-46 @ 75.2m) and Percem Tepe (AKC-56 @ 124m) each had one hole that penetrated to the basement, and follow-up drilling is warranted. In addition to testing basement-hosted targets, the along trend and down-dip continuity of mineralization needs to be further drill defined to advance the project toward a resource estimation phase of evaluation. Specifically, it is recommended that priority drill intercepts be followed up by fans of holes drilled perpendicular to vein strike from the hanging wall to depths of at least 300 meters below the surface. Multiple such fans should be drilled to test each target. Finally, there are a number of geochem and IP- resistivity targets that should be followed-up with drilling.

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Table 26.1. Proposed 2012 Budget for Akarca Project.
ITEM	DESCRIPTION	COST USD
Access	Road build/maint & drill pads, etc	90,000
Drilling	10000 meters of core drilling	2,000,000
Geochemistry - Drill Assays	8000 samples * $50/sample	400,000
Geochemistry - surface assays	Assays - Rock/Stream/Soil	250,000
Geochemistry - samples	Sample Shipment & storage	70,000
Geophysics	IP & gravity surveys & interp	46,500
Environmental	EIA study; Water & air analyses etc. SRK/Golder	240,000
Trenching	Mechanical and manual	42,000
Geologic Services	Mapping, modeling, GIS, petrography, etc.	55,000
Metallurgy	Contract services	50,000
Other contracts	Land, Drafting & digitizing	15,000
Permitting	Permits for roads, drilling, etc. & surface rental	225,000
Reclamation	Reqd reclamation work, drill pads etc	7,500
Field Supplies	Supplies & Equip (samp bags, saw blades, etc)	40,000
Surveying	Survey base network, DH locs, etc	10,000
Camp costs	Project housing, utils, communications, food, etc	83,500
Personnel/Labor costs	Professional staff & local labor	350,000
TECHNICAL SUBTOTAL		3,974,500

COMMUNITY/SOCIAL SUBTOTAL	Community relations, projects, education, etc	50,000

Administration	Accounting, legal, notary, translation, etc.	22,500
Licenses etc.	Annual fees and application fees	50,000
Logistics, vehicles, etc	Vehicles & fuel	200,000
Travel	Professional staff	75,000
DIRECT PROJ ADMIN SUBTOTAL		347,500

TOTAL		4,372,000
Miscellaneous	Various additional project costs @ 2.5%	109,300

GRAND TOTAL		4,481,300

Ongoing surface exploration is also recommended, as EMX and the AES JV made significant new vein zone discoveries in 2009 and 2010 from this kind of work. As much of the outcropping mineralization on the property has been identified, there should be a focus on trenching and channel sampling, extending the soil grids, and additional IP-resistivity surveys. In addition to the IP, a gravity survey for mapping the basement structures would be an effective tool to define the horst and graben faults that are likely feeder zones for the gold-silver mineralization.

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As the Akarca property is advancing toward resource status, it is of paramount importance to establish the metallurgical properties of the mineralized material. A modest metallurgical test program including bottle roll and column leach tests from both oxide and sulfide should be conducted. Further, cyanide AA assays on drill pulps would be an inexpensive method to test drill intervals from a number of different types of material, and from all of the prospect areas. In addition to the metallurgical studies, detailed petrographic/spectral studies should be undertaken to determine the alteration assemblages and modes of occurrence for the gold and silver mineralization.

Finally, as a requirement to keep the licenses in good standing, it is critical to continue with ongoing environmental monitoring, and to initiate the required EIA study.

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27.0	REFERENCES

-Ayd-ncak, H., 2007. Akarca Project, Eurasia Madencilik Unpublished Internal Report and field notes.

-Buchanan, L.J., 1981. Precious metal deposits associated with volcanic environments in the Southwest: Arizona ---Geological Society Digest 14, p. 237-262.

-Geological Map of Turkey, Izmir, 1:500,000, MTA.

-Ketin, I., 1966. "Tectonic Units of Anatolia", M.T.A. Bull., vol. 66, 23-34.

-Soylu, M., 2003. “Base- and Precious Metals of Turkey in relation to Tethyan Eurasian Metallogenic Belt (TEMB)”, Mineral Exploration and Sustainable Development, Proceedings of 7th Biennial SGA Meeting Athens/Greece, pp. 1137-1140.

-Soylu, M., 2008. Akarca Gold-Silver Technical Report, Effective Date: October 1, 2008, SEDAR

-Yalc-nkaya, S. and Afsar,O.P. (1980): Mustafakemalpasa(Bursa) Dolay-n-n Jeolojisi,Ankara,MTA.

-Sillitoe, R.H., 1993. Epithermal models: Genetic types, geometrical controls and shallow features: Geological Association of Canada Special Paper 40, p. 403-417.

-SRK Danismanlik, 2011. Water Quality Study, Akarca Bursa Prospect, 74 pp.

-SRK Danismanlik, 2007a. Akarca Prospect Water Quality Monitoring Results, 34 pp.

-SRK Danismanlik, 2007b. Akarca Prospect Water Quality Monitoring Results, 49 pp.

-Wright, J. L., 2007. Akarca Property Induced Polarization Survey, 31 pp.

-Wright, J. L., 2010. Arap Tepe Property Induced Polarization Survey, 65 pp.

-Wright, J. L., 2011. Akarca-Percemtepe Property Induced Polarization Survey, 49 pp.

-Wright, J. L., 2011. Akarca-Sarikaya Property Induced Polarization Survey, 43 pp.

-Yilmaz, et al., 2002. Ovacik Gold Deposit: An Example of Quartz – Adularia – Type Gold Mineralization in Turkey, Econ Geol., v97, 11pp.

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CERTIFICATE OF AUTHOR

This certificate applies to the National Instrument 43-101 technical report on the Akarca Project entitled “AKARCA GOLD-SILVER PROJECT TECHNICAL REPORT” for the Akarca Project Bursa, Turkey dated November 1, 2011 (the “Technical Report”).

I, Mesut Soylu, do hereby certify that:

i)	I currently in Turkey and operate at an office at with an office at Cetin Emec Bulvari, 1332.Sokak 6/9 A.Ovecler, Ankara 06460 TURKEY. I am a consulting geologist;

ii)

I am a graduate of Middle Eastern Technical University with a B.S., in 1990, a M.S., in 1994 and a Ph.D. in 1999 in Geological Engineering. I am a AIPG certified professional geologist # 11090 and certified as a European Geologist # 786 and remain in good standing with both organizations.

iii)

I have worked as a geologist for a total of 21 years since my graduation from university and have been involved in the management, exploration, and evaluation of mineral properties for gold, silver, copper, lead, and zinc within Turkey;

iv)

I have read the definition of a Qualified Person set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101;

v)	I am the Business Unit Manager in Turkey for Eurasian Minerals Inc. and a consultant to the Company;

vi)

I am a senior level manager of Eurasian Minerals Inc., and an officer of its Turkish operating subsidiary Eurasia Madencilik Ltd. Sti., which controls the property that is the subject of this report, and therefore am not independent as set out in section 1.4 of NI 43-101 and section 3.5 of NI 43-101CP;

vii)	I have overseen all aspects of exploration and have made multiple trips to the Akarca property since inception;

viii)	I have reviewed National Instrument 43-101 and National Instrument 43-101F1, and the Technical Report has been prepared in compliance with both; and

ix)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated at Izmir, Turkey, on the 20th day of January, 2012.

“Mesut Soylu”

Mesut Soylu Ph. D. AIPG 11090, American Institute of Professional Geologists

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CERTIFICATE OF AUTHOR

This certificate applies to the National Instrument 43-101 technical report on the Akarca Project entitled “AKARCA GOLD-SILVER PROJECT TECHNICAL REPORT” for the Akarca Project Bursa, Turkey dated November 1, 2011 (the “Technical Report”).

I, John E. Dreier, do hereby certify that:

i)	I currently reside at 13790 Braun Rd. Golden Colorado, USA. I am a consulting geologist and geometallurgist;

ii)

I am a graduate of Union College, Schenectady, N. Y., with a B.Sc. in Geology in 1964, an M.Sc. in Geology from the University of Wyoming in 1967, and a Ph. D in Economic Geology and Geochemistry from the University of Arizona in 1976. I am a member of The Geological Society of America, The Society of Economic Geologists, The Denver Region Exploration Geologists Society and I have been a member in good standing of the American Institute of Professional Geologists (AIPG) as a Certified Professional Geologist since 2008;

iii)

I have worked as a geologist for a total of 41 years since my graduation from university and have been involved in the management, exploration, and evaluation of mineral properties for gold, silver, copper, lead, zinc, oil and industrial minerals in the United States, Canada, Mexico, Chile, Peru, Bolivia, Ecuador, Australia and Tibet. I have experience in conducting exploration programs in similar geological environments as encountered at Akarca, including, but not restricted to: Idaho Almaden, Idaho, Republic, Washington, Pachuca Real del Monte, Guanajuato, and Alamos Mexico; El Indio, Chile, Creede, Telluride, Platoro and Silverton Colorado; Mogollon and Steeple Rock, New Mexico; The Comstock Lode, Tonopah, Silver Peak, and Goldfield, Nevada; Delamar Idaho; Commonwealth, Oatman, and Ash Peak, Arizona;

iv)

I have read the definition of a Qualified Person set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a Qualified Person for the purposes of National Instrument 43-101;

v)	I visited the Akarca property from August 1-4, 2011;

vi)	I am responsible for and have reviewed and approved the material presented in the Technical Report;

vii)	I am independent of the issuer using the definition in Section 1.5 of National Instrument 43-101;

viii)	I have had no prior involvement with the property that is the subject of the Technical Report nor with Eurasian Minerals Inc.;

ix)	I have reviewed National Instrument 43-101 and National Instrument 43-101F1, and the Technical Report has been prepared in compliance with both; and

x)

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated at Golden, Colorado, on the 20th day of January, 2012

“John E. Dreier”

John E. Dreier Ph. D. CPG 11190

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21.0	DATE AND SIGNATURE PAGE

The effective date of this technical report titled “Akarca Gold-Silver Project Technical Report, Bursa, Turkey” is November 1, 2011.

Dated this January 20, 2012

Signed: John E. Dreier
Signature of Qualified Person

Dr. John Dreier, Certified Professional Geologist 11190(Professional Seal – AIPG)
Name of Qualified Person

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	127

The effective date of this technical report titled “Akarca Gold-Silver Project Technical Report, Bursa, Turkey” is November 1, 2011.

Dated this January 20, 2012

Signed: “Mesut Soylu”
Signature of Qualified Person

Dr. Mesut Soylu, Certified Professional Geologist 11090 (Professional Seal – AIPG)
Name of Qualified Person

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APPENDIX 1

AKARCA LICENSE DOCUMENTS AND COORDINATES

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English Translation from Original Document in Turkish:

Republic of Turkey
Ministry of Energy and Natural Resources

General Directorate of  Mining Affairs

EXPLOITATION LICENSE

Province :	Bursa
District :	M.Kemalpasa
Village :	Sapç-
License No. :	20064048
License Group :	Group IV.
Date of Issue of License:	20 October 2011
End of License:	20 October 2021
Access No :	3103533
License Area :	2000 Hectars
License Type :	Exploitation
License Owner:	AES MADENCILIK LTD. STI.
Tax Office & No.:	Baskent V.D. 80750956
Address:	ASAGI ÖVEÇLER MAH. 8. CAD. 77. SOK. NO:6/9 Ç ANKAYA/ANKARA
Map sections : i20b2

COORDINATES:

To	Up	To	Up	To		Up		To		Up
right		right		right				right
Y1:	621500	X1:	4423700	Y2:	628500	X2:	4423700	Y3:	628500	X3:	4419700
Y4:	621500	X4:	4419700	Y5:		X5:		Y6:		X6:
Y7:		X7:		Y8:		X8:		Y9:		X9:
Y10:		X10:		Y11:		X11:		Y12:		X12:
Y13:		X13:		Y14:		X14:		Y15:		X15:
Y16:		X16:		Y17:		X17:		Y18:		X18:
Y19:		X19:		Y20:		X20:		Y21:		X21:
Y22:		X22:		Y23:		X23:		Y24:		X24:
Y25:		X25:		Y26:		X26:		Y27:		X27:
Y28:		X28:		Y29:		X29:		Y30:		X30:
Y31:		X31:		Y32:		X32:		Y33:		X33:
Y34:		X34:		Y35:		X35:		Y36:		X36:
Y37:		X37:		Y38:		X38:		Y39:		X39:
Y40:		X40:		Y41:		X41:		Y42:		X42:
Y43:		X43:		Y44:		X44:		Y45:		X45:
Y46:		X46:		Y47:		X47:		Y48:		X48:
Y49:		X49:		Y50:		X50:

20/10/11 Chief:  F.SÖNMEZ(initialled)
20/10/11 Dept. Head: Ahmet ALSAÇ (initialled)

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APPENDIX 2

DIAMOND DRILL HOLE COLLAR DATA

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Akarca Diamond Drill Collar Data.
Hole ID	Easting	Northing	Elevation	Azimuth	Dip	TD	Year	Prospect
AKC-1	623857	4420922	328	220	-50	101	2007	Kucukhugla Tepe
AKC-2	623882	4420898	332	210	-50	100	2007	Kucukhugla Tepe
AKC-3	624178	4421354	329	160	-50	101	2007	Hugla Tepe
AKC-4	624473	4421480	420	150	-60	152	2007	Hugla Tepe
AKC-5	624373	4421422	410	155	-60	161	2007	Hugla Tepe
AKC-6	623819	4421854	316	146	-60	119.5	2009	Fula Tepe
AKC-7	623820	4421855	316	98	-50	77.7	2009	Fula Tepe
AKC-8	623822	4421854	316	198	-60	46	2009	Fula Tepe
AKC-9	623822	4421855	316	198	-70	112	2009	Fula Tepe
AKC-10	624115	4421930	404	287	-45	176	2009	Fula Tepe
AKC-11	624446	4421390	419	359	-50	106	2009	Hugla Tepe
AKC-12	624445	4421390	419	330	-70	110	2009	Hugla Tepe
AKC-13	624169	4421308	318	320	-60	132	2009	Hugla Tepe
AKC-14	624147	4421415	325	343	-70	70	2009	Hugla Tepe
AKC-15	623778	4421064	330	199	-58	122.5	2009	Kucukhugla Tepe
AKC-16	623784	4421406	234	257	-60	145	2009	Hugla Tepe
AKC-17	624021	4420875	313	197	-70	120	2009	Kucukhugla Tepe
AKC-17A	624022	4420875	313	197	-70	41.9	2009	Kucukhugla Tepe
AKC-18	623946	4421316	259	197	-50	150	2009	Hugla Tepe
AKC-19	624415	4421493	424	180	-70	300	2009	Hugla Tepe
AKC-20	624135	4420901	296	106	-70	137.5	2009	Kucukhugla Tepe
AKC-21	624367	4421324	391	354	-57	233.5	2009	Hugla Tepe
AKC-22	623529	4421498	202	155	-50	129.3	2010	Fula Tepe
AKC-23	624280	4421275	351	352	-70	133	2010	Hugla Tepe
AKC-24	623872	4421457	261	307	-50	126.5	2010	Fula Tepe
AKC-25	623866	4420921	330	191	-60	102.5	2010	Kucukhugla Tepe
AKC-26	623907	4420886	329	223	-50	111	2010	Kucukhugla Tepe
AKC-27	624514	4421422	425	352	-50	130	2010	Hugla Tepe
AKC-28	624452	4421351	420	316	-66	131	2010	Hugla Tepe
AKC-29	624372	4421421	410	194	-60	189	2010	Hugla Tepe
AKC-30	624189	4421231	310	352	-55	129.6	2010	Hugla Tepe
AKC-31	624065	4421290	286	195	-55	158.3	2010	Hugla Tepe
AKC-32	623664	4421091	305	187	-50	105.5	2010	Kucukhugla Tepe
AKC-33	623663	4421090	305	37	-60	151.8	2010	Kucukhugla Tepe
AKC-34	623880	4420984	350	217	-60	137.1	2010	Kucukhugla Tepe
AKC-35	628126	4421250	340	20	-55	76.1	2010	Arap Tepe
AKC-36	628101	4421281	340	78	-50	111	2010	Arap Tepe
AKC-37	628096	4421277	340	46	-50	130	2010	Arap Tepe
AKC-38	628096	4421277	340	46	-60	105.4	2010	Arap Tepe
AKC-39	628079	4421281	350	45	-50	104.8	2010	Arap Tepe
AKC-40	628059	4421326	348	180	-55	107.3	2011	Arap Tepe

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	134

AKC-41	628197	4421284	318	209	-55	57.6	2011	Arap Tepe
AKC-42	627942	4420640	278	202	-50	72.2	2011	Arap Tepe
AKC-43	628019	4421342	346	180	-50	120.8	2011	Arap Tepe
AKC-44	627976	4421346	345	180	-50	97.5	2011	Arap Tepe
AKC-45	627482	4421339	305	45	-50	93.6	2011	Arap Tepe
AKC-45B	627481	4421338	305	45	-50	56.8	2011	Arap Tepe
AKC-46	627509	4421114	367	200	-55	78.5	2011	Arap Tepe
AKC-47	623823	4421857	320	11	-50	205.2	2011	Fula Tepe
AKC-48	623939	4421860	364	350	-50	227.6	2011	Fula Tepe
AKC-49	624011	4421993	391	145	-50	259.7	2011	Fula Tepe
AKC-50	623905	4420966	345	206	-50	132.4	2011	Kucukhugla Tepe
AKC-51	623951	4420940	335	222	-50	126.4	2011	Kucukhugla Tepe
AKC-52	623828	4420949	318	15	-50	136.3	2011	Kucukhugla Tepe
AKC-53	627815	4423108	230	253	-50	67.5	2011	Percem Tepe
AKC-54	627825	4423088	235	225	-50	94.5	2011	Percem Tepe
AKC-55	628375	4422682	319	228	-50	99.7	2011	Percem Tepe
AKC-56	628273	4422643	302	0	-50	139.3	2011	Percem Tepe
AKC-57	622650	4421015	182	32	-45	126.5	2011	Sarikaya Tepe
AKC-58	622575	4421125	220	60	-45	147.5	2011	Sarikaya Tepe
AKC-59	622564	4421218	232	80	-45	147.4	2011	Sarikaya Tepe

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	135

APPENDIX 3

RC DRILL HOLE COLLAR DATA

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	136

Akarca Reverse Circulation Drill Collar Data.
Hole No	Drill Type	Easting	Northing	Elevation	Azimuth	Dip	T.D.(m)
ARC-101	RC	624117	4421212	289.0	330	-60	150.00
ARC-102	RC	624003	4421208	267.5	330	-60	111.00
ARC-103	RC	624234	4421342	345.4	25	-60	150.00
ARC-104	RC	624288	4421394	375.0	180	-60	200.00
ARC-105	RC	624322	4421368	374.6	10	-70	100.00
ARC-106	RC	623932	4420876	327.4	220	-60	100.00
ARC-107	RC	623825	4420949	315.4	200	-60	110.00
ARC-108	RC	623710	4421036	308.5	160	-60	105.00
ARC-109	RC	623818	4421028	335.0	200	-60	135.00
ARC-110	RC	623629	4421144	296.0	200	-60	121.00
ARC-111	RC	623565	4421218	261.0	185	-60	110.00

Eurasian Minerals Inc.	NI 43-101 Technical Report -- Akarca Project, Turkey	November 1, 2011	137